    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 30, 2001.
                           REGISTRATION NO. 333-34294
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                 POST-EFFECTIVE
                                 AMENDMENT NO. 2
                                       TO
                                    FORM SB-2
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933

                                ----------------

                             COLLEGIATE PACIFIC INC.
                 (Name of small business issuer in its charter)

          DELAWARE                      5091                      22-2795073
(State of other jurisdiction      (Primary Standard           (I.R.S. Employer
     of incorporation or              Industrial             Identification No.)
        organization)         Classification Code Number)

       13950 SENLAC DRIVE, SUITE 100               MICHAEL J. BLUMENFELD
            DALLAS, TEXAS 75234                   CHIEF EXECUTIVE OFFICER
               972. 243.8100                   13950 SENLAC DRIVE, SUITE 100
(Address and telephone number of principal          DALLAS, TEXAS 75234
 executive offices and principal place of              972. 243.8100
                 business)                  (Name, address and telephone number
                                                   of agent for service)

                                   COPIES TO:
                                MICHAEL R. DOREY
                            SAYLES, LIDJI & WERBNER,
                           A PROFESSIONAL CORPORATION
                             4400 RENAISSANCE TOWER
                                 1201 ELM STREET
                               DALLAS, TEXAS 75270
                                  214.939.8700

APPROXIMATE DATE OF PROPOSED SALE TO THE PUBLIC: FROM TIME TO TIME AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.

IF THIS FORM IS FILED TO REGISTER ADDITIONAL SECURITIES FOR AN OFFERING PURSUANT TO RULE 462(B) UNDER THE SECURITIES ACT, PLEASE CHECK THE FOLLOWING BOX AND LIST THE SECURITIES ACT REGISTRATION STATEMENT NUMBER OF THE EARLIER EFFECTIVE REGISTRATION STATEMENT FOR THE SAME OFFERING. [ ]

IF THIS FORM IS A POST-EFFECTIVE AMENDMENT FILED PURSUANT TO RULE 462(C) UNDER THE SECURITIES ACT, CHECK THE FOLLOWING BOX AND LIST THE SECURITIES ACT REGISTRATION STATEMENT NUMBER OF THE EARLIER EFFECTIVE REGISTRATION STATEMENT FOR THE SAME OFFERING. [ ]

IF DELIVERY OF THE PROSPECTUS IS EXPECTED TO BE MADE PURSUANT TO RULE 434, PLEASE CHECK THE FOLLOWING BOX. [ ]

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1993, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

================================================================================

Pursuant to Rule 429, this is a combined registration statement that relates to the securities previously registered by Form SB-2 Registration Statement, No. 333-64471, effective as of October 26, 1998, and the securities being registered by this registration statement.

                             COLLEGIATE PACIFIC INC.
                              CROSS REFERENCE SHEET


             FORM SB-2 ITEM NO. AND CAPTION                                   PROSPECTUS CAPTION
Item 1.      Front of Registration Statement and Outside Front Cover of       Outside Front Cover
             Prospectus
Item 2.      Inside Front Cover and Outside Back Cover Pages of Prospectus    Inside Front and Outside Back Cover
                                                                              Pages
Item 3.      Summary Information and Risk Factors                             Summary, Risk Factors
Item 4.      Use of Proceeds                                                  Summary -- Use of Proceeds
Item 5.      Determination of Offering Price                                  Not Applicable
Item 6.      Dilution                                                         Not Applicable
Item 7.      Selling Security Holders                                         Summary -- Selling Shareholders
Item 8.      Plan of Distribution                                             Summary -- Plan of Distribution
Item 9.      Legal Proceedings                                                The Company -- Legal Proceedings
Item 10.     Directors, Executive Officers, Promoters and Control Persons     Management - Executive Officers and
                                                                              Directors
Item 11.     Security Ownership of Certain Beneficial Owners and Management   Management - Security Ownership of
                                                                              Certain Beneficial
                                                                              Owners and Management
Item 12.     Description of Securities                                        Description of Securities
Item 13.     Interest of Named Experts and Counsel                            Not Applicable
Item 14.     Disclosure of Commission Position on Indemnification For         Indemnification
             Securities Act Liabilities
Item 15.     Organization Within Last Five Years                              Not Applicable
Item 16.     Description of Business                                          The Company - Business
Item 17.     Management's Discussion and Analysis or Plan of Operation        Management's  Discussion and Analysis
                                                                              of Financial Condition and Results
                                                                              of Operations
Item 18.     Description of Property                                          The Company - Property
Item 19.     Certain Relationship and Related Transactions                    Management  -  Certain Relationships
                                                                              and Related Transactions
Item 20.     Market For Common Equity and Related Stockholder Matters         Market For Common Equity and Related
                                                                              Stockholder Matters
Item 21.     Executive Compensation                                           Management - Executive Compensation
Item 22.     Financial Statements                                             Index To Consolidated Financial
                                                                              Statements
Item 23.     Changes in and Disagreements With Accountants on Accounting and  Not Applicable
             Financial Disclosures

                             COLLEGIATE PACIFIC INC.

                    4,244,607 COMMON STOCK PURCHASE WARRANTS
                        5,462,515 SHARES OF COMMON STOCK

                                   ----------

         This Prospectus relates to the issuance and resale of up to:

         o 4,244,607 Common Stock Purchase Warrants issued as a special dividend to each record holder of Common Stock as of May 26, 2000.

         o 4,244,607 shares of Common Stock issuable upon exercise of the Company's Common Stock Purchase Warrants.

         Each record holder of Common Stock as of May 26, 2000 received a special dividend from the Company of one Warrant for each share of Common Stock owned by the record holder. Each Warrant entitles the holder to purchase one share of Common Stock at an initial exercise price of $5.00 per share, subject to adjustment, at any time prior to May 26, 2005.

         This Prospectus also relates to an offering of up to 677,267 shares of Common Stock by certain stockholders who previously held Notes of the Company. The Company privately sold Notes in the principal amount of $2,235,000 to certain officers and directors of the Company and certain third parties. The Note Holders converted the Notes into 677,267 shares of Common Stock, based upon a conversion price of $3.30 per share, on April 19, 2000.

         In addition, this Prospectus relates to an offering of up to 507,500 shares of Common Stock by certain stockholders of Collegiate Pacific Inc. The stockholders acquired these shares in the following transactions:

         o Michael J. Blumenfeld acquired 400,000 shares through a Stock Purchase Agreement dated as of August 18, 1997 by and between Mr. Blumenfeld, Adam Blumenfeld and the Company.

         o Richard Hershorin and Patti Hershorin acquired 27,500 shares pursuant to an Agreement for Purchase and Sale of Stock dated as of April 14, 1998 by and between the Hershorins and the Company.

         o        Cary W. Bawcum, Stanley Graber, Frank A. Jones, and Joel W.
                  Brown each acquired 20,000 shares pursuant to a Plan and Agreement of Merger dated as of May 31, 1998 by and among Vantage Products International, Inc., Messrs. Bawcum, Graber, Jones and Brown, and the Company.

         These 507,500 shares are offered for the account of the Selling Shareholders. Collegiate Pacific Inc. will not receive any proceeds from the sale of these shares.

         The Common Stock is quoted on the American Stock Exchange under the symbol "BOO." The Warrants are quoted on the American Stock Exchange under the symbol "BOO/WS." On April 24, 2001, the high and low price of the Common Stock was $3.99 per share, and on April 24, 2001, the high and low price of the Warrants was $0.77 per Warrant.

   CONSIDER CAREFULLY THE RISK FACTORS BEGINNING ON PAGE 8 IN THIS PROSPECTUS.

--------------------------------------------------------------------------------
     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON
     THE ADEQUACY OR ACCURACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE
                        CONTRARY IS A CRIMINAL OFFENSE.


                THE DATE OF THIS PROSPECTUS IS APRIL 30, 2001.

         No dealer, salesperson or any other person has been authorized to give any information or to make any representations other than those contained in this Prospectus in connection with the offering made hereby and, if given or made, such information or representations must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any of the securities offered hereby to anyone in any jurisdiction to whom it is unlawful to make such offer or solicitation in such jurisdiction. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstances create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained herein is correct as of any time subsequent to the dates as of which such information is furnished.

--------------------------------------------------------------------------------


                                TABLE OF CONTENTS

              Available Information.............................................................        3
              Summary...........................................................................        3
              Risk Factors......................................................................        9
              The Company.......................................................................       14
              Management........................................................................       18
              Market for Common Stock and Related Stockholder Matters...........................       23
              Management's Discussion and Analysis of Financial Condition and
                   Results of Operations........................................................       24
              Description of Securities.........................................................       28
              Legal Matters.....................................................................       33
              Experts...........................................................................       33
              Indemnification...................................................................       33
              Index To Consolidated Financial Statements........................................      F-1

--------------------------------------------------------------------------------


         Collegiate Pacific Inc. is a Delaware corporation. Our executive offices are located at 13950 Senlac Drive, Suite 100, Dallas, Texas 75234, and our telephone number is (972) 243-8100. In this Prospectus, the "Company," "Collegiate Pacific," "we," "us," and "our" refer to Collegiate Pacific Inc. and its subsidiaries. The term "Warrants" refers to the Company's common stock purchase warrants. The term "Notes" refers to the Company's Subordinated Convertible Promissory Notes. In addition, "Common Stock" refers to our common stock, $.01 par value per share. The term "Selling Shareholders" refers to Mr. Blumenfeld, the Hershorins, and Messrs. Bawcum, Graber, Jones and Brown. In addition, "Common Stock" refers to our common stock, $.01 par value per share. The Company's fiscal year ends on June 30th. Reference herein to "fiscal 1998," "fiscal 1999," "fiscal 2000," and "fiscal 2001" refers to our fiscal years ended June 30, 1998, 1999, 2000 and 2001, respectively.

         You should rely only on the information contained in this Prospectus. We have not authorized anyone to provide you with information different from that contained in this Prospectus. The information contained in this Prospectus is accurate only as of the date of this Prospectus, regardless of the time of delivery of this Prospectus or of any sale of the Common Stock.

         UNLESS OTHERWISE PROVIDED IN THIS PROSPECTUS, ALL REFERENCES TO SHARES OF COMMON STOCK TAKE INTO ACCOUNT THE ONE-FOR-FIVE REVERSE STOCK SPLIT THAT BECAME EFFECTIVE JANUARY 19, 2000.

                              AVAILABLE INFORMATION

         The Company is subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and we file annual, quarterly and other reports and other information with the Securities and Exchange Commission (the "Commission"). These materials may be inspected and copied at the public reference facilities of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549-1004, at its Northeast Regional Office located at 7 World Trade Center, Suite 1300, New York, New York 10048 and at its West Regional Office located at 5670 Wilshire Boulevard, Los Angeles, California 90036. You can obtain copies of these materials at prescribed rates from the Public Reference Section of the Commission located at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a Web site that contains reports, proxy statements, information statements and other information regarding the Company. The Commission's Web site address is http://www.sec.gov.

         The Company is a publicly held corporation and its Common Stock is traded on the American Stock Exchange under the symbol "BOO." The Warrants are traded on the American Stock Exchange under the symbol "BOO/WS."

         The Company intends to furnish its stockholders with annual reports containing audited financial statements and such other periodic reports as it may determine to furnish or as may be required by law.

         We have filed Registration Statements on Form SB-2 (the "Registration Statements") under the Securities Act of 1933 (the "Securities Act") with the Commission, with respect to the Common Stock offered in this Prospectus. This Prospectus does not contain all information set forth in the Registration Statements. We omitted certain parts of the Registration Statements in accordance with the rules and regulations of the Commission. For further information about us and the Common Stock being offered in this Prospectus, you should read the Registration Statements and their exhibits and schedules, which you may read without charge at the public reference rooms at the offices of the Commission.

                                     SUMMARY

         CERTAIN INFORMATION IN THIS PROSPECTUS CONTAINS "FORWARD-LOOKING STATEMENTS." ALL STATEMENTS, OTHER THAN STATEMENTS OF HISTORICAL FACT, ARE "FORWARD-LOOKING STATEMENTS" FOR PURPOSES OF THESE PROVISIONS.

         THESE STATEMENTS INCLUDE:

         o        ANY PROJECTIONS OF EARNINGS, REVENUES OR OTHER FINANCIAL
                  ITEMS;

         o ANY STATEMENTS OF THE PLANS AND OBJECTIVES OF MANAGEMENT FOR FUTURE OPERATIONS;

         o        ANY STATEMENTS CONCERNING PROPOSED NEW PRODUCTS OR SERVICES;

         o        ANY STATEMENTS REGARDING FUTURE ECONOMIC CONDITIONS OR
                  PERFORMANCE; AND

         o        ANY STATEMENT OF ASSUMPTIONS UNDERLYING ANY OF THE FOREGOING.

         IN SOME CASES, FORWARD-LOOKING STATEMENTS CAN BE IDENTIFIED BY THE USE OF TERMINOLOGY SUCH AS "MAY," "WILL," "EXPECTS," "BELIEVES", "PLANS," "ANTICIPATES," "ESTIMATES," "POTENTIAL," OR "CONTINUE," AND VARIATIONS ON SUCH WORDS AND SIMILAR EXPRESSIONS.

         ALTHOUGH THE COMPANY BELIEVES THAT THE EXPECTATIONS REFLECTED IN ITS FORWARD-LOOKING STATEMENTS ARE REASONABLE, WE CAN GIVE NO ASSURANCE THAT THESE EXPECTATIONS OR ANY FORWARD-LOOKING STATEMENTS WILL PROVE TO BE CORRECT. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THE RESULTS WE PROJECTED OR ASSUMED IN OUR FORWARD-LOOKING STATEMENTS. THE COMPANY'S FUTURE FINANCIAL CONDITION AND RESULTS OF OPERATIONS, AS WELL AS ANY FORWARD-LOOKING STATEMENTS, ARE SUBJECT TO INHERENT RISKS AND UNCERTAINTIES, SOME OF WHICH ARE SUMMARIZED IN THE SECTION TITLED "RISK FACTORS" BEGINNING ON PAGE 9.

                                   THE COMPANY

         We are in the business of the mail order marketing of sports equipment. We sell our products primarily to institutional customers located throughout the United States. Our principal customers include country clubs, schools, YMCAs, YWCAs and similar recreational organizations, municipal recreation departments, and other governmental agencies. We offer a broad line of sporting equipment, including inflatable balls, nets for various sports, standards and goals for sports, weight lifting equipment, and other recreational products, and we also provide after-sale customer service through toll-free numbers.

         We believe that prompt delivery of a broad range of products at competitive prices, coupled with prompt, accessible customer service, distinguishes Collegiate Pacific from its competitors. We currently market about 3,000 sports and recreational related equipment and products to over 200,000 potential institutional, retail, Internet and sporting good dealer type customers. Since commencing operations, we have sold products to approximately 25,000 customers.

         Our master mailing list currently includes over 200,000 potential customers, and we intend to distribute approximately 750,000 catalogs and fliers to this audience during fiscal 2001. Michael J. Blumenfeld, the Chief Executive Officer of the Company with over 25 years of experience in the industry, supervised the development of this mailing list, and it is carefully maintained, screened, and cross-checked. We subdivided this mailing list into various combinations designed to place catalogs in the hands of the individuals making the purchase decisions. The master mailing list is also subdivided by relevant product types, seasons, and customer profiles. We also use other forms of solicitations such as trade shows, telemarketing, broadcast fax programs, and the Internet.

         Collegiate Pacific Inc. was incorporated in Pennsylvania in 1987, and reincorporated in Delaware in 1999. The Company's executive offices are located at 13950 Senlac Drive, Suite 100, Dallas, Texas 75234, and its telephone number at that location is (972) 243-8100.

                               RECENT DEVELOPMENTS

         On October 25, 1999, we acquired certain assets of Mark One Inc., a distributor of camping and sporting goods related equipment, as well as numerous items for the recreation, military, and municipal markets.

         On January 14, 2000, our shareholders approved an amendment to the Company's Articles of Incorporation authorizing a one-for-five reverse stock split, which became effective on January 19, 2000.

         On February 7, 2000, we entered into licensing and distribution agreements with the Edwards Sports Company, a manufacturer of tennis nets and tennis court equipment.

         On February 29, 2000, we issued $2,235,000 of Subordinated Convertible Promissory Notes to certain officers and directors of the Company and certain third parties. Approximately $995,000 of such Notes were issued in exchange for an equal amount of subordinated notes held by Michael J. Blumenfeld. The remaining Notes were sold for approximately $1.4 million in cash. We are using the cash proceeds to repay our outstanding commercial bank debt, to expand working capital, and to finance stock repurchases. On April 19, 2000, the Note holders converted the Notes into 677,267 shares of Common Stock, based on a conversion price of $3.30 per share.

         On June 8, 2000, the General Services Administration awarded a long-term contract to us for the supply of sports and recreational products to federal and military locations throughout the world.

         On September 7, 2000, we acquired Kesmil Manufacturing, Inc., a manufacturer of a broad line of athletic equipment.

         On February 15, 2001, we announced that our Board of Directors authorized the Company to reduce the strike price of the Warrants issued to each record holder of the Company's Common Stock as of May 26, 2000, from $10 per share to $5 per share, to be effective at 12:00 midnight, Dallas, Texas time, on Monday, March 12, 2001.

                              SELLING SHAREHOLDERS

         The following table sets froth the names of each of the Selling Shareholders, the number of shares of Common Stock beneficially owned by each Selling Shareholder as of March 1, 2001, the number of shares that each may offer, and the number of shares of Common Stock beneficially owned by each Selling Shareholder upon completion of the offering, assuming all of the shares offered are sold. The number of shares sold by each Selling Shareholder may depend upon a number of factors, including, among other things, the market price of the Common Stock.



                                       BENEFICIAL OWNERSHIP                      BENEFICIAL OWNERSHIP
                                       PRIOR TO OFFERING(1)                         AFTER OFFERING
                                  -----------------------------------------    -------------------------
                                    NUMBER OF     PERCENT OF   SHARES TO BE    NUMBER OF      PERCENT OF
NAME OF BENEFICIAL OWNER            SHARES(2)      CLASS(3)        SOLD        SHARES(2)        CLASS
------------------------          -----------     ----------   ------------    ---------      ----------

Michael J. Blumenfeld,            4,355,314(4)       67.9%     2,995,152(5)    1,349,462         31.9%
   Chief Executive Officer
   of the Company

Richard M. Hershorin TTEE            55,000(6)        1.3%        27,500          27,500          0.6%
   FBO R. Hershorin Rev. Trust
   U/A/D 04/21/89

Cary W. Bawcum                       40,000(7)        0.9%        20,000          20,000          0.5%

Stanley Graber(8)                    40,000(9)        0.9%        20,000          20,000          0.5%

Frank A. Jones                       40,000(10)       0.9%        20,000          20,000          0.5%

Joel W. Brown                        40,000(11)       0.9%        20,000          20,000          0.5%

----------

(1) Unless otherwise indicated, each person has sole investment and voting power with respect to the shares indicated.

(2) As required by SEC regulations, the number of shares shown as beneficially owned includes shares that could be purchased within 60 days after the date of this Prospectus. The table shows the estimated total of the shares that would be issued on the exercise of all Warrants to acquire shares of Common Stock described in this Prospectus. The actual number of shares of Common Stock issuable upon the exercise of the Warrants is subject to adjustment and could be materially less than the number estimated in this table. This variation is due to factors that cannot be predicted by us at this time. The most significant of these factors is the future market price of our Common Stock.

(3) The percentage of each Selling Shareholder is based on the beneficial ownership of that Selling Shareholder divided by the sum of the current outstanding shares of Common Stock plus the additional shares, if any, that would be issued to that Selling Shareholder (but not any other shareholder) when exercising any Warrant or other right in the future.

(4) Consists of 2,184,707 shares of Common Stock, 10,000 shares issuable upon exercise of an option expiring February 24, 2009, 20,000 shares issuable upon exercise of an option expiring August 15, 2010, and 2,140,607 shares issuable upon exercise of a Warrant expiring May 26, 2005, issued as a special dividend of warrants on shares of Common Stock.

(5) Consists of 400,000 shares being registered by Mr. Blumenfeld with the intention that the sale or placement of these shares will be for the benefit of the Company. The shares and/or the majority of net proceeds of a sale could be used in acquisitions, debt repayments, working capital advances or other such circumstances that may accrue to the benefit of the Company. Also includes 454,545 shares issued upon conversion of a Note on April 19, 2000, 2,140,607 shares issuable upon exercise of a Warrant expiring May 26, 2005, issued as a special dividend of warrants on shares of Common Stock.

(6) Consists of 27,500 shares of Common Stock, and 27,500 shares issuable upon exercise of a Warrant expiring May 26, 2005.

(7) Consists of 20,000 shares of Common Stock, and 20,000 shares issuable upon exercise of a Warrant expiring May 26, 2005.

(8)   Mr. Graber is the brother-in-law of Michael J. Blumenfeld.

(9) Consists of 20,000 shares of Common Stock, and 20,000 shares issuable upon exercise of a Warrant expiring May 26, 2005.

(10) Consists of 20,000 shares of Common Stock, and 20,000 shares issuable upon exercise of a Warrant expiring May 26, 2005.

(11) Consists of 20,000 shares of Common Stock, and 20,000 shares issuable upon exercise of a Warrant expiring May 26, 2005.

                              PLAN OF DISTRIBUTION

         The Warrants offered in this Prospectus will be issued to each of the Company's stockholder's on a pro rata basis as a special dividend.

         The sale of the Shares offered in this Prospectus may be made from time to time directly by the Selling Shareholders, by the Note holders who converted their Notes into shares of Common Stock, by the stockholders who exercised their Warrants, or by one or more broker-dealers or agents.

         Shareholders selling their Shares or Warrants will act independently of the Company in making decisions with respect to the timing, manner and size of each sale. The Shares and the Warrants may be sold in one or more transactions on the Bulletin Board, in negotiated transactions, or through a combination of such methods of distribution, at prices related to prevailing market prices or at negotiated prices.

         In the event one or more broker-dealers or agents agree to sell the Shares or the Warrants, they may do so by purchasing the Shares or Warrants as principals or by selling the Shares or the Warrants as agent for the shareholders selling their shares. These broker-dealers may be compensated in the form of discounts, concessions, or commissions from these shareholders or the purchasers of the Shares or the Warrants. A particular broker-dealer's compensation may be in excess of customary compensation.

         Under applicable Exchange Act rules and regulations, any person engaged in a distribution of the Shares or the Warrants may not simultaneously engage in market-making activities with respect to the Company's Common Stock or Warrants for the applicable period under Regulation M of the Exchange Act prior to the commencement of such distribution. In addition, shareholders selling their shares are subject to applicable provisions, rules and regulations of the Exchange Act, including Regulation M, which may limit the timing of purchases and sales of the Shares and the Warrants by these shareholders. All of the foregoing may affect the marketability of the Shares and the Warrants.

         To comply with applicable states' securities laws, the Shares and the Warrants will be sold in such jurisdictions only through registered or licensed brokers or dealers. Additionally, the Shares and the Warrants may not be sold in certain states unless the Shares and the Warrants has been registered or qualified for sale in these states, or an exemption from registration or qualification is available and is complied with.

         The 400,000 shares being registered by Mr. Blumenfeld are being done so with the intention that the sale or placement of these shares may be for the benefit of the Company. The shares and/or the majority of net proceeds of a sale could be used in acquisitions, debt repayment, working capital advances or other such circumstances that may accrue to the benefit of the Company.

                                 USE OF PROCEEDS

         The Company will not receive any consideration for the issuance of the Warrant, or any proceeds from the sale of Warrants by the Warrant holders.

         The Company will receive proceeds only if the Warrants are duly exercised and paid by the Warrant holders. There can be no assurance that the Warrant holders will exercise all or any portion of the Warrants. If all the Warrants are exercised, the Company will receive $21,438,740. The Company currently plans to use any proceeds received upon exercise of the Warrants for general corporate purposes. These general corporate purposes may include working capital, acquisitions, and debt repayment.

         The Company did not receive any proceeds from the conversion of the Notes into shares of Common Stock. However, the conversion of the Notes constituted a reduction of the Company's outstanding debt by $2,235,000. The Note holders converted the Notes into shares of Common Stock at a conversion price equal to $3.30 per share.

         The 400,000 shares that have been registered by Mr. Blumenfeld are being done so with the intention that the sale or placement of these shares may be for the benefit of the Company. The shares and/or the majority of net proceeds of a sale could be used in working capital, acquisitions, debt repayment, or other circumstances that may accrue to the benefit of the Company.

         The Company will not receive any of the proceeds from the sale of the shares of Common Stock by the Selling Stockholders.

                        DESCRIPTION OF DIVIDEND WARRANTS

         The Company issued the Warrants pursuant to a Warrant Agreement between the Company and Continental Stock Transfer and Trust Company, Inc. (the "Warrant Agent"). Each record holder of Common Stock as of May 26, 2000 received a special dividend from the Company of one Warrant for each share of Common Stock owned by the record holder.

         Each Warrant entitles the registered holder to purchase from the Company, for cash, one share of Common Stock at $5.00 per share. The number of shares purchasable upon exercise of each Warrant and price per share may be adjusted under certain conditions.

         Holders may exercise the Warrants at any time on or before May 26, 2005, unless extended by the Company. The Warrants are callable and cancelable at a cancellation price of $.10 per share of Common Stock purchasable upon exercise of the Warrants (the "Cancellation Price"). If the Company calls the Warrants for cancellation, holders may exercise the Warrants at any time prior to the close of business on the business day preceding the date fixed for cancellation.

                              DESCRIPTION OF NOTES

         The Notes were sold to certain officers and directors of the Company and certain other third parties not affiliated with the Company (the "Note Holders") pursuant to a Purchase Agreement between the Company and the Note Holders (the "Purchase Agreement"), dated as of February 29, 2000. The Company and the Note Holders also executed a Subordination Agreement with Chase Bank of Texas, National Association (the "Subordination Agreement"), subordinating the indebtedness represented by the Notes to the prior payment in full of all Senior Indebtedness.

         The Notes were general obligations of ours limited to $2,235,000 in aggregate principal amount, and bore an interest rate equal to the Prime Rate plus 2 1/2 percentage points. The Notes were convertible at $3.30 per share.

                                  RISK FACTORS

         YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS AND CAUTIONARY WARNINGS BEFORE INVESTING IN THE COMMON STOCK OFFERED IN THIS PROSPECTUS. THE FOLLOWING RISKS AND UNCERTAINTIES ARE NOT THE ONLY ONES FACING THE COMPANY. THERE ARE ADDITIONAL RISKS AND UNCERTAINTIES THAT WE ARE EITHER UNAWARE OF OR THAT WE CURRENTLY THINK ARE IMMATERIAL; HOWEVER, THESE RISKS AND UNCERTAINTIES MAY ALSO IMPAIR THE COMPANY'S BUSINESS OPERATIONS.

         IF ANY OF THE FOLLOWING RISKS ACTUALLY OCCUR, OUR BUSINESS, FINANCIAL CONDITION, OR RESULTS OF OPERATIONS COULD BE MATERIALLY AND ADVERSELY AFFECTED. IN SUCH CASE, THE TRADING PRICE OF THE COMMON STOCK COULD DECLINE, AND INVESTORS COULD LOSE ALL OR PART OF ANY INVESTMENT IN THE COMMON STOCK.

         YOU SHOULD ALSO REFER TO THE OTHER INFORMATION SET FORTH IN THIS PROSPECTUS, INCLUDING THE COMPANY'S FINANCIAL STATEMENTS AND THE RELATED NOTES.

LIMITED OPERATING HISTORY:

         We have a limited operating history upon which to base an evaluation of the Company and its prospects.

         Collegiate Pacific only recently entered into the catalog and mail-order distribution of sporting goods, and it incurred losses of approximately $482,000 and $31,000 for fiscal 2000 and fiscal 1999, respectively, and losses of approximately $424,000 and $673,000 for the six months ended December 31, 2000 and 1999, respectively.

         Our prospects must be considered in light of the risks, expenses, and difficulties frequently encountered by start-up companies in the marketing industry. To address these risks, we must, among other things:

         o effectively develop new relationships and maintain existing relationships with our suppliers, advertisers and customers;

         o        provide products at competitive prices;

         o        respond to competitive developments; and

         o        attract, retain, and motivate qualified personnel.

         We cannot assure you that we will succeed in addressing such risks. Our failure to do so could have a material adverse effect on the Company's business, financial condition, or results of operations.

         In addition, our limited operating history makes it difficult or impossible to predict future operating results. We cannot give you any assurance that our revenues will increase or even continue at their current level, or that we will attain profitability or generate cash from operations in the future.

COMPETITION

         The sporting goods and related equipment market in which we participate is highly competitive and it is without a significant barrier to entry.

         We compete principally in the institutional market with local sporting goods dealers and other direct mail companies. Most of our direct mail competitors have:

         o        substantially greater financial resources;

         o        a larger customer base; and

         o        greater name recognition within the industry.

In addition, our competitors may have larger technical, sales, and marketing resources.

         We compete on a number of factors, including price, relationships with customers, name recognition, product availability, and quality of service. We cannot give you any assurance that we will compete successfully against our competitors in the future. If we fail to compete successfully, our business, financial condition, and results of operations will be materially and adversely affected.

RAW MATERIALS

         The general economic conditions in the U.S. or international countries with which we do business could affect pricing of raw materials such as metals and other commodities used by suppliers of our finished goods. We cannot assure you that any price increase incurred by the Company for its products can be passed to its customers without adversely affecting the Company's operating results.

ACCOUNTS RECEIVABLE

         We monitor the credit worthiness of our customer base on an ongoing basis, and we have not experienced an abnormal increase in losses in our accounts receivable portfolio. We believe that allowances for losses adequately reflect the risk of loss. However, a change in the economic condition or in the make-up of our customer base could have an adverse affect on losses associated with the credit terms the we give to our customers.

POTENTIAL FLUCTUATIONS IN QUARTERLY OPERATING RESULTS; SEASONALITY

         Our quarterly operating results may fluctuate significantly in the future as a result of a variety of factors, many of which are outside of our control.

         We anticipate that our revenues will peak in the third and fourth quarters of each fiscal year due primarily to the budgeting procedures of many of our customers and the seasonal demand for the products. The first and second quarters generally experience lower revenues and higher expenses as a percentage of sales due to lessening customer demand because of decreased sports activities, adverse weather conditions inhibiting customer demand, holiday seasons, and school recesses. Therefore, we do not believe that quarter-to-quarter comparisons of operating results for preceding quarters are necessarily meaningful. You should not rely on the results of one quarter as an indication of our future performance.

MANAGING POTENTIAL GROWTH

         We experienced a period of significant growth, and our continued expansion may significantly strain our management, financial, and other resources. We believe that improvements in management and operational controls, and operational, financial and management information systems could be needed to manage future growth. We cannot assure you that:

         o these resources will be available or in a cost-effective form to the Company which will allow it to sustain growth at the same levels;

         o our current personnel, systems, procedures, and controls will be adequate to support our future operations;

         o we will identify, hire, train, motivate, or manage required personnel; or

         o that we will successfully identify and exploit existing and potential market opportunities.

         Our failure to have these resources in sufficient form or quantity during a period of significant growth could have an adverse affect on our operating results.

FUTURE CAPITAL REQUIREMENTS

         Our cash flow from existing operations may not support an expansion of operations or future acquisitions. We incurred losses of approximately $482 thousand and $31 thousand for fiscal 2000 and fiscal 1999, respectively. We funded our operations primarily from the sale of stock to Michael Blumenfeld and others in February and March of 1998 and with working capital loans from Mr. Blumenfeld. In addition, on September 14, 1999, we obtained a $2 million revolving line of credit from Chase Bank of Texas, N.A. On February 29, 2000, we received approximately $1.2 million in cash from the sale of the Notes. We may need to seek additional third-party financing to raise additional capital needed to support any future growth.

         We cannot give you any assurance that such additional funding will be available on acceptable terms, if at all. If we cannot obtain adequate funds from third parties we may have to forego strategic decisions or delay, scale back, or eliminate certain aspects of our operations. This could have a material adverse effect on our business, financial condition, and results of operations.

DEPENDENCE ON KEY PERSONNEL

         Our performance is substantially dependent on the skills, experience, and performance of its Chief Executive Officer, Michael J. Blumenfeld, as well as our ability to retain and motivate other officers and key employees, certain of whom would be difficult to replace. The Company does not have an employment agreement with Mr. Blumenfeld.

         The loss of services of certain of these executives and personnel could have a material adverse effect on the Company. We cannot assure you that the services of our personnel will continue to be available to us. In addition, we believe that our success in attracting and retaining additional qualified employees, and our failure to recruit such skilled personnel as needed, could have a material adverse effect on the Company.

RISKS RELATED TO INTERNATIONAL SUPPLIERS

         A significant amount of our revenues depends upon products purchased from foreign suppliers, located primarily in the Far East. In addition, we believe that many of the products we purchase from our domestic suppliers are manufactured overseas.

         Accordingly, we are subject to the risks of this international component, including:

         o        shipment delays;

         o        fluctuation in exchange rates;

         o        increases in import duties;

         o        changes in customs regulations;

         o        adverse economic conditions in foreign countries; and

         o        political turmoil.

         The occurrence of any one or more of the foregoing could materially and adversely affect our business, financial condition, and results of operations.

RELIANCE ON THIRD PARTY CARRIERS

         Our operations depend upon third party carriers to deliver our catalogs and products to our customers. We ship our products using common carriers, primarily UPS. The operations of such carriers are outside the Company's control. Accordingly, our business reputation and operations are subject to many risks, including:

         o        shipment delays caused by such carriers;

         o        labor strikes by the employees of such carriers;

         o        increases in delivery cost, postage rate increases; and

         o        other adverse economic conditions.

         The occurrence of any one or more of the foregoing could adversely affect our business, financial condition, and results of operations due to an inability to make timely shipment to our customers or by utilizing other more costly carriers or means of shipping.

CONTROL BY MAJOR STOCKHOLDER

         Michael J. Blumenfeld, Chairman and Chief Executive Officer of Collegiate Pacific, currently owns 2,184,707 shares or 51.5% of our Common Stock, and holds options and Warrants convertible into 2,170,607 shares of the Company's outstanding Common Stock. As a result, Mr. Blumenfeld has the power to initiate or block corporate actions such as an amendment to the Company's Certificate of Incorporation, the consummation of any merger, or the sale of all or substantially all of the assets of the

Company. In addition, Mr. Blumenfeld may control the election of directors and any other action requiring stockholder approval.

VOLATILITY OF STOCK PRICE

         The price of the Common Stock is determined in the marketplace and may be influenced by many factors, including:

         o        the depth and liquidity of the market for the Common Stock;

         o investor perception of the Company and the industry within which it competes;

         o        quarterly variations in operating results; and

         o        general economic and market conditions.

         Historically, the weekly trading volume of the Common Stock has been relatively small. Any material increase in public float could have a significant impact on the price of the Common Stock. In addition, the stock market has occasionally experienced extreme price and volume fluctuations that often affected market prices for smaller companies. These extreme price and volume fluctuations often are unrelated or disproportionate to the operating performance of the affected companies. Accordingly, the price of the Common Stock could be affected by such fluctuations.

OUTSTANDING STOCK OPTIONS

         Outstanding options may have an effect on the price of our securities. There are 5,000 options, each to purchase one share of our Common Stock, issued by DSSI Corporation under the Drug Screening Systems, Inc. Stock Option Plan of 1994 that are still outstanding. In addition, we have granted 252,000 options, each to purchase one share of our Common Stock, to key employees, officers, and directors under our 1998 Collegiate Pacific Inc. Stock Option Plan. These outstanding options could have a significant adverse effect on the trading price of our common stock, especially if a significant volume of the options were exercised and the stock issued were immediately sold into the public market.

THE EXERCISE OF OUTSTANDING WARRANTS AND OPTIONS COULD HAVE A DILUTIVE EFFECT

         As of March 1, 2001, there were outstanding options and warrants held by shareholders and certain third parties to purchase approximately 4,501,607 shares of Common Stock. The options and warrants have exercise prices ranging from $1.25 per share to $12.50 per share. The exercise of warrants or options and the sale of the underlying shares of common stock (or even the potential of such exercise or sale) could have a negative effect on the market price of our common stock, and will have a dilutive impact on other shareholders.

         If we attempt to raise additional capital through the issuance of equity or convertible debt securities, the terms upon which we will be able to obtain additional equity capital, if at all, may be negatively affected since the holders of outstanding warrants and options can be expected to exercise them, to the extent they are able, at a time when we would, in all likelihood, be able to obtain any needed capital on terms more favorable than those provided in such warrants or options.

DEPENDENCE OF WARRANT HOLDERS ON MAINTENANCE OF CURRENT REGISTRATION STATEMENT; POSSIBLE LOSS OF VALUE OF WARRANTS.

         Before exercising the Warrants, a current registration statement (or an exemption therefrom) must be in effect with the Commission and with the various state securities authorities in the states where Warrant holders reside. We intend to keep effective a registration statement covering the Warrants and the underlying Shares while the Warrants are exercisable. However, we expect to incur substantial continuing expenses for legal and accounting fees in doing so. There can be no assurance that we will be able to maintain a current registration statement while the Warrants are exercisable. Our inability to maintain an effective registration statement and qualification in appropriate states (or exemptions therefrom) covering the underlying shares would render the Warrants unexercisable and may deprive them of all or a portion of their value.

POTENTIAL ADVERSE EFFECT OF REDEMPTION OF WARRANTS.

         We may redeem each Warrant at $.10 per Warrant after the occurrence of certain preconditions. Redemption of the Warrants could force the Warrant holders to exercise the Warrants at a time when it may be disadvantageous for the holders to do so or to sell the Warrants at their then current market price when the holders might otherwise wish to hold the Warrants for possible appreciation. Any holders who do not exercise warrants prior to their expiration or redemption, as the case may be, will forfeit the right to purchase the shares of Common Stock underlying the Warrants. See "Description of Securities - Common Stock Purchase Warrants."

                                   THE COMPANY

BUSINESS

         The Company was originally incorporated in Pennsylvania in 1987. From August 1989 to June 16, 1997, the Company developed and marketed drug testing products under the name of Drug Screening Systems, Inc. On June 16, 1997, the Company sold substantially all of its assets, changed its name to DSSI Corporation, and thereafter had no formal operations.

         On February 17, 1998, the Company's stockholders authorized the Company to enter into the business of distributing sports equipment. This change in our business was accomplished through the following steps:

         o the Company sold 2,000,000 shares of Common Stock, a controlling interest in the Company. The price of the shares was $1.00 per share, which was the average of the bid and ask price of the Common Stock on August 18, 1997, the date of the Stock Purchase Agreement, or a total price of $2 million. Michael J. Blumenfeld purchased 1,960,000 shares, and Adam Blumenfeld purchased 40,000 shares;

         o Michael J. Blumenfeld sold all of the assets, including the corporate name, of Collegiate Pacific Inc. f/k/a Nitro Sports Inc., a Texas corporation, to the Company, at cost. Mr. Blumenfeld formed that company in 1997 to engage in the catalog and mail order distribution of sports equipment; and

         o the Company changed its name to Collegiate Pacific Inc. at that time.

         We then entered into exclusive distribution agreements with the following companies:

         o Equipmart, Inc., a manufacturer of rollers and component parts for the tennis industry, on February 24, 1998;

         o FunNets, Inc., a manufacturer of plastic frames and nets used as soccer goals and other related purposes, on March 7, 1998;

         o Edwards Sports Products Limited, a manufacturer of tennis nets and court equipment, on February 7, 2000.

         On April 14, 1998, the Company acquired Product Merchandising, Inc., a mail order distribution company that distributes products and equipment for summer camps.

         On May 31, 1998, we merged with Vantage Products International, Inc., a distributor of baseball netting and other related baseball products.

         On December 11, 1998, the Company's stockholders approved the reincorporation of the Company from the Commonwealth of Pennsylvania to the State of Delaware, pursuant to a merger agreement with a newly formed Delaware corporation. The merger and reincorporation as a Delaware corporation was effective on July 21, 1999.

         On September 14, 1999, we obtained a $2 million revolving line of credit from Chase Bank of Texas, N.A. We may need to seek additional third-party financing to raise additional capital needed to support any future growth.

         On October 25, 1999, we acquired certain assets of Mark One Inc., a distributor of camping and sporting good related equipment as well as numerous items for the recreation, military and municipal markets.

         On January 14, 2000, our shareholders approved an amendment to the Company's Articles of Incorporation authorizing a one-for-five reverse stock split, which became effective on January 19, 2000.

         On February 7, 2000, we obtained licensing and distribution agreements with the Edwards Sports Company, a manufacturer of tennis nets and court equipment.

         On February 29, 2000, we issued $2,235,000 of Subordinated Convertible Promissory Notes to certain officers and directors of the Company and certain third parties. Approximately $995,000 of such Notes were issued in exchange for an equal amount of subordinated notes held by Michael J. Blumenfeld. The remaining Notes were sold for approximately $1.4 million in cash. We are using the cash proceeds to repay our outstanding commercial bank debt, to expand working capital, and to finance stock repurchases.

         On April 19, 2000, all of the Note Holders converted their Notes into 677,267 shares of Common Stock.

         On September 7, 2000, we acquired Kesmil Manufacturing, Inc., a manufacturer of a broad line of athletic equipment.

         On June 8, 2000, the General Services Administration awarded a long-term contract to us for the supply of sports and recreational products to federal and military locations throughout the world. The contract includes a most favored vendor provision which provides that all products sold by the Company to the GSA must be at a price equal to or less than the price charged by the Company to its other customers. Sales by the Company to the GSA during Fiscal Year 2000 were not material.

         We are in the business of the mail order marketing of sports equipment. We sell our products primarily to institutional customers located throughout the United States. Our principal customers include country clubs, schools, YMCAs, YWCAs and similar recreational organizations, municipal recreation departments, and other governmental agencies. We offer a broad line of sporting equipment, including inflatable balls, nets for various sports, standards and goals for sports, weight lifting equipment, and other recreational products, and we also provide after-sale customer service through toll-free numbers.

         We believe that prompt delivery of a broad range of products at competitive prices, coupled with prompt, accessible customer service, distinguishes Collegiate Pacific from its competitors. We currently market about 3,000 sports and recreational related equipment and products to over 200,000 potential institutional, retail, Internet, and sporting good dealer type customers. Since commencing operations, we have sold products to approximately 25,000 customers.

         Our master mailing list currently includes over 200,000 potential customers, and we intend to distribute approximately 750,000 catalogs and fliers to this audience during fiscal 2001. Michael Blumenfeld, the Chief Executive Officer of the Company with 25 years of experience in the industry, supervised the development of this mailing list, and it is carefully maintained, screened, and cross-checked. We subdivided this mailing list into various combinations designed to place catalogs in the hands of the individuals making the purchase decisions. The master mailing list is also subdivided by relevant product types, seasons, and customer profiles. We also use other forms of solicitations such as trade shows, telemarketing, broadcast fax programs, and the Internet.

         Our revenues are not dependent upon any one or a few major customers. Our institutional customers typically receive annual appropriations for sports related equipment, which are generally spent in the period preceding the season in which the sport or athletic activity occurs. While institutions are subject to budget constraints, once allocations have been made, aggregate levels of expenditures are typically not reduced.

         We derive a significant portion of our revenues from the sale of products purchased directly from suppliers in the Far East. Accordingly, we are subject to the risks of this international component that may affect our ability to deliver products in a timely and competitive manner. These risks include:

         o        shipment delays;

         o        fluctuation in exchange rates;

         o        increases in import duties;

         o        changes in customs regulations;

         o        adverse economic conditions in foreign countries; and

         o        political turmoil.

         As a result, we attempt to maintain a three to six week supply of critical inventory items in stock. Although the vast majority of products we distribute are purchased in final form, a small percentage of the items require minor fabrication to complete. We have welding machines and an assortment of tools to aid in this fabrication process. The raw materials used in this process are in the form of shipping supplies, nuts and bolts, and other commercially available products. We believe there are multiple suppliers for these products nationwide.

SEASONAL NATURE OF BUSINESS

         We anticipate that our revenues will peak in the third and fourth quarters of each fiscal year due primarily to the budgeting procedures of many of our customers and the seasonal demand for our products. The first and second quarters generally experience lower revenues and higher expenses as a percentage of sales due to lessening customer demand because of decreased sports activities, adverse weather conditions inhibiting customer demand, holiday seasons, and school recesses.

COMPETITION

         We compete principally in the institutional market with local sporting goods dealers and other direct mail companies, which collectively dominate the institutional market. We compete on a number of factors, including price, relationships with customers, name recognition, product availability, and quality of service. We believe that we have an advantage on the institutional market over traditional sporting goods retailers because our selling prices do not include comparable price markups attributable to wholesalers, manufacturers, and distributors. In addition, we believe that we have an advantage over other direct mail marketers of sporting goods because we offer superior products, coupled with prompt and accessible service, at the most competitive prices.

EMPLOYEES

         We currently employ 40 people on a full-time basis. In addition, we may hire temporary employees as seasonal increases in demand occur. None of our employees are represented by a union, and we believe our relations with our employees are good.

PROPERTIES

         We lease our corporate headquarters and a warehouse facility located in Farmers Branch, Texas, with approximately 30,000 square feet. The lease for this facility expires in August 2002. The Company also leases a sales office in Memphis, Tennessee, with approximately 4,000 square feet. The lease for this facility expires in 2005. We believe that these facilities will be adequate for our business needs for the foreseeable future. We do not own any real property.

LEGAL PROCEEDINGS

         None.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

         The directors and executive officers of the Company are:


                                                            POSITIONS AND OFFICES HELD
         NAME                             AGE                    WITH THE COMPANY
---------------------                    ----      ----------------------------------------
Michael J. Blumenfeld                     54       Chairman of the Board and Chief Executive Officer
Adam Blumenfeld                           30       President and Director
Arthur J. Coerver                         58       Chief Operating Officer and Director
Harvey Rothenberg                         59       Vice President Marketing and Director
William R. Estill                         52       Chief Financial Officer, Secretary and Treasurer
Chad H. Edlein                            30       Vice President Corporate Development
Jeff Davidowitz                           44       Director
William A. Watkins, Jr                    57       Director
Robert W. Hampton                         53       Director

         Michael J. Blumenfeld has served as the Company's Chairman of the Board and Chief Executive Officer since February 1998. Mr. Blumenfeld served as President of the Company from February 1998 to January 2000. From July 1997 until February 1998, Mr. Blumenfeld served as President and Chief Executive Officer of Collegiate Pacific, Inc., a Texas corporation, that sold all of its assets to the Company in February 1998. From 1992 until November 1996, Mr. Blumenfeld served as Chairman of the Board and Chief Executive Officer of Sport Supply Group, Inc., a New York Stock Exchange company engaged in the direct mail marketing of sports related equipment. Mr. Blumenfeld is Adam Blumenfeld's father.

         Adam Blumenfeld is the Company's President and has served in that capacity since joining the Company in January 2000. Mr. Blumenfeld is also a member of the Company's Board of Directors. From January 1998 through 1999, Mr. Blumenfeld was Vice President of Sales and Marketing of Sport Supply Group, Inc., a New York Stock Exchange company engaged in the direct mail marketing of sports related equipment. Mr. Blumenfeld's other positions with Sport Supply Group included Vice President of Youth Sales from January 1995 to January 1998, and Director of Youth Sales from August 1993 to December 1994. Mr. Blumenfeld is Michael Blumenfeld's son.

         Arthur J. Coerver is the Company's Chief Operating Officer and has served in that capacity since joining the Company in February 1998. From 1991 through 1997, Mr. Coerver was Vice President of Sales and Marketing of Sport Supply Group, Inc., a New York Stock Exchange company engaged in the direct mail marketing of sports related equipment. Mr. Coerver is also a member of the Company's Board of Directors.

         Harvey Rothenberg has served as the Company's Vice President of Marketing and served in that capacity since February 1998. From 1977 to 1998, Mr. Rothenberg served as Vice President of Sales for Sport Supply Group, Inc., a New York Stock Exchange company engaged in the direct mail marketing of sports related equipment. Mr. Rothenberg is also a member of the Company's Board of Directors.

         William R. Estill joined the Company in July 1999 as Chief Financial Officer and Treasurer, and has been Secretary since August 1999. From December 1997 until February 1999, Mr. Estill served as Vice President of Finance for FWT, Inc., a manufacturer of telecommunication structures. From May 1996 to November 1997, Mr. Estill served as Chief Financial Officer of Bearcom, Inc. From April 1985 to May 1996, Mr. Estill served as Vice President, Chief Financial Officer, Secretary and Treasurer for

Sport Supply Group, Inc., a New York Stock Exchange company engaged in the direct mail marketing of sports related equipment. Mr. Estill was also a member of the Board of Directors during his tenure with Sport Supply Group, Inc. Mr. Estill holds a Bachelor of Business Administration degree in Accounting from the University of Texas at Arlington and passed the CPA exam in 1983.

         Chad H. Edlein joined the Company in July 1997. From 1994 to 1997 Mr. Edlein served as Marketing Manager for Sport Supply Group, Inc., a New York Stock Exchange company engaged in the direct mail marketing of sports related equipment.

         Jeff Davidowitz is the President of Penn Footwear, a private investment company, since January 1, 1991. Prior to that, Mr. Davidowitz was Vice President of Penn Footwear. Mr. Davidowitz is also a member of the Company's Board of Directors and serves on its Audit and Stock Option Committees.

         William A. Watkins, Jr. is a partner in the public accounting firm of Watkins, Watkins and Keenan, a certified public accounting firm, since December 1971. Mr. Watkins is also a member of the Company's Board of Directors and serves on its Audit and Stock Option Committees.

         Robert W. Hampton is a director and the President of Jones Financial Group, Ltd. Since 1985, Mr. Hampton has held various executive positions at Jones International, Ltd., a holding company whose subsidiaries, including Jones Financial Group, Ltd., conduct business in several areas including cable television programming, radio programming, advertising sales representation, education and software development. Prior to joining Jones International, Ltd., Mr. Hampton held various management positions at Xerox Corporation. Mr. Hampton is also a member of the Company's Board of Directors and serves on its Audit Committee.

EXECUTIVE COMPENSATION

         The following table summarizes the total compensation, for each of the last three fiscal years, for Mr. Michael Blumenfeld and the only other executive officer who earned over $100,000 and who was serving as an executive officer at the end of fiscal 2000.


                                                                           SECURITIES
                                                             RESTRICTED      UNDER-
                                                               STOCK         LYING
   NAME AND PRINCIPAL                          SALARY         AWARD(S)       OPTIONS
        POSITION                    YEAR         ($)            ($)            (#)
---------------------------         ----      ---------      ---------     ----------
Michael J. Blumenfeld               2000        96,517             --            --
   Chairman and Chief               1999        78,000             --            --
   Executive Officer                1998        78,000         93,750        10,000

Arthur J. Coerver                   2000       108,223             --            --
   Chief Operating Officer          1999       108,000         46,875         5,000
                                    1998       112,500             --            --

DIRECTOR COMPENSATION

         Directors receive $7,500 per year for their service on the Board of Directors or any committee of the Board of Directors. Directors are reimbursed for their reasonable out-of-pocket expenses associated with attending Board of Directors and committee meetings.

EMPLOYMENT CONTRACTS AND CHANGE IN CONTROL AGREEMENTS

         None.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth certain information known to the Company with respect to beneficial ownership of shares of Common Stock as of March 1, 2001 for:

         o all persons who are beneficial owners of 5% or more of the Company's Common Stock;

         o        each director and nominee for director;

         o the Company's Chief Executive Officer and the other Named Executive Officer in the Summary Compensation Table above; and

         o        All executive officers and directors as a group.

                                                                                          TOTAL AS A
                                                      OPTIONS/WARRANTS                   PERCENTAGE OF
                                        NUMBER OF       EXERCISABLE         TOTAL           SHARES
                                         SHARES          WITHIN 60        BENEFICIAL      OUTSTANDING
BENEFICIAL OWNER                         OWNED             DAYS           OWNERSHIP    (IF 1% OR MORE)(a)
                                      ------------    ----------------  ------------   ------------------
Michael J. Blumenfeld                    2,184,707        2,170,607        4,355,314             67.9%
13950 Senlac Drive, Suite 100
Dallas, TX 75234

Adam Blumenfeld                            243,600          263,600          507,200             10.8%
13950 Senlac Drive, Suite 100
Dallas, TX                                                                                      75234

Jeff Davidowitz                            142,302(b)       155,802(b)       298,104              6.8%
13950 Senlac Drive, Suite 100
Dallas, TX                                                                                      75234

William A. Watkins, Jr                      42,803(c)        46,303(c)        89,106              2.0%
Arthur J. Coerver                           37,790(d)        62,790(d)       100,580              1.9%
Harvey Rothenberg                           18,432(e)        42,432(e)        60,864              1.4%
Chadd Edlein                                14,000           35,500           49,500               --
William R. Estill                               --           20,000           20,000               --

Directors and executive
  officers as a group (8 persons)        2,683,634        2,797,034        5,480,668             77.8%

(a)  -   Based on the number of shares outstanding (4,244,607) at the close of business on December 29, 2000.

(b)  -   Includes (i) 34,751 shares and 34,751 shares issuable upon exercise of a warrant held by Penn Footwear Retirement Trust of which Mr. Davidowitz is a trustee, (ii) 67,551 shares and 67,551 shares issuable upon exercise of a warrant held by JIBS Equities of which Mr. Davidowitz is a general partner, (iii) 9,000 shares and 9,000 shares issuable upon exercise of a warrant held by Penn Footwear of which Mr. Davidowitz is President and a shareholder, (iv) 4,000 shares and 14,000 shares issuable upon exercise of a warrant held by Oldfield Company of which Mr. Davidowitz is President and a shareholder, (v) 10,000 shares and 10,000 shares issuable upon exercise of a warrant held by DVD Partners of which Mr. Davidowitz is a general partner, and (vi) 10,000 shares and 10,000 shares issuable upon exercise of a warrant held by 3D Partners of which Mr. Davidowitz is general partner.

(c)  -   Includes 30,303 shares held in trust for the benefit of Mr. Watkins and
         30,303 shares issuable upon exercise of a warrant held in trust for the benefit of Mr. Watkins.

(d)  -   Includes (i) 6,060 shares held in trust for the benefit of Mr.
         Coerver, (ii) 1,212 shares held in trust for the benefit of Mr. Coerver's spouse, (iii) 6,060 shares issuable upon exercise of a warrant held in trust for the benefit of Mr. Coerver, and (iv) 1,212 shares issuable upon exercise of a warrant held in trust for the benefit of Mr. Coerver.

(e)  -   Includes (i) 1,687 shares held in trust for the benefit of Mr.
         Rothenberg's child, (ii) 3,030 shares held in trust for the benefit of Mr. Rothenberg, (iii) 1,000 shares issuable upon exercise of a warrant held by Mr. Rothenberg's spouse, and (iv) 3,030 shares issuable upon exercise of a warrant held in trust for the benefit of Mr. Rothenberg.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         In February 17, 1998, the Company sold 1,960,000 shares of Common Stock to Michael J. Blumenfeld and 40,000 shares to Adam Blumenfeld for $1.00 per share, or an aggregate purchase price of

$2,000,000, in cash, pursuant to the Stock Purchase Agreement dated August 18, 1997 by and between the Company and Michael and Adam Blumenfeld. Adam Blumenfeld is the son of Mr. Blumenfeld. Mr. Blumenfeld was not an officer or director of the Company at the time of the execution of the Stock Purchase Agreement. The consideration paid by Mr. Blumenfeld for the Common Stock was based on the average of the high and low bid price of the Common Stock as reported by the NASD on August 18, 1997, the date of the Stock Purchase Agreement.

         Also on February 17, 1998, in connection with the Stock Purchase Agreement, the Company sold:

         o        20,000 shares of Common Stock to Arthur J. Coerver; and

         o        13,500 shares of Common Stock to William A. Watkins, Jr.

         These shares were sold at $1.00 per share, and Messrs. Coerver, Philip and Watkins became directors of the Company upon consummation of the Stock Purchase Agreement.

         Since April 14, 1997, Michael J. Blumenfeld has made loans, net of repayments, to the Company in an aggregate amount approximating $755,000. These loans were payable on demand and bore interest at the rate of 12% per annum. On February 1, 2000, the aggregate outstanding amount under the note payable was $994,307, and pursuant to the Purchase Agreement, Mr. Blumenfeld exchanged his outstanding loans for an equal amount of Notes.

         In February 2000, the Company issued $2,235,000 of Notes to certain officers and directors of the Company and certain third parties. Approximately $995,000 of the Notes were issued to Michael J. Blumenfeld in exchange for an equal amount of subordinated notes originally issued to Mr. Blumenfeld in exchange for cash. The remaining notes were issued in exchange for cash in the amount of approximately $1.4 million. In April 2000, all of the note holders converted the outstanding balance under the Notes into shares of Common Stock at a conversion price of $3.30 per share, resulting in the issuance of 677,267 shares of Common Stock.

         The following table sets forth the principal amount of the notes and the number of shares the notes were converted into by each officer and director of the Company.


                                                                                 NUMBER OF SHARES
                                                                                    ISSUED UPON
                                             PRINCIPAL AMOUNT                        CONVERSION
     NAME OF NOTE HOLDER                        OF NOTE($)                            OF NOTE
     -------------------                     ----------------                    ----------------

Michael J. Blumenfeld                           1,500,000                             454,545
William A. Watkins, Jr.                           100,000                              30,303
Arthur J. Coerver                                  50,000                              15,151
Jeff Davidowitz                                   150,000                              45,455
Harvey Rothenberg                                  15,000                               4,545

         On September 7, 2000, the Company acquired the stock of Kesmil Manufacturing, Inc., a manufacturing company owned by Michael J. Blumenfeld, the majority stockholder and Chief Executive Officer of the Company, for the assumption of approximately $581 thousand in notes payable to the stockholder. The Company is the sole customer of the acquired company and the acquisition was accounted for similar to a pooling of interest. During fiscal 2000, the Company purchased approximately $1.0 million of certain inventory items from Kesmil.

             MARKET FOR COMMON STOCK AND RELATED STOCKHOLDER MATTERS

MARKET

         The Common Stock trades on the American Stock Exchange under the symbol "BOO" and the Warrants trade on the American Stock Exchange under the symbol "BOO/WS." Prior to June 7, 2000, the Common Stock traded on the NASD's Bulletin Board. The Warrants did not trade until May 2000.

         The tables below set forth the high and low sales prices for the Common Stock and the Warrants during each of the periods indicated, as reported on the American Stock Exchange, and the range of the high and low bid information for the Common Stock, as reported by the NASD, prior to June 7, 2000. The price quotation in NASD reflect interdealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions.


            COMMON STOCK                    2001 SALES PRICES           2000 SALES PRICES        1999 SALES PRICES
            ------------                    -----------------           -----------------        -----------------
           CALENDAR PERIOD                LOW($)         HIGH($)       LOW($)    HIGH($)         LOW($)   HIGH($)
           ---------------                ------         -------       ------    -------         ------   --------
July 1-September 30                        $6.00          $9.75          9.38     14.38           8.13     10.63
October 1 - December 31                       --             --          4.38     11.88           8.13     11.25
January 1 - March 31                          --             --          3.00     14.75           8.13     12.20
April 1 - June 30                             --             --         10.13     14.00           8.75     13.45


           WARRANTS                           2001 SALES PRICES                              2001 SALES PRICES
           --------                           -----------------                              -----------------
       CALENDAR PERIOD                  LOW($)                 HIGH($)                LOW($)                 HIGH($)
       ---------------                  ------                 -------                ------                 -------
July 1 - September 30                    .60                     .75                     --                      --
May 26 - June 30                          --                      --                   1.25                    3.25

         On January 14, 2000, our shareholders approved an amendment to the Company's Certificate of Incorporation authorizing a one-for-five reverse stock split, which became effective on January 19, 2000. The prices set forth in the foregoing tables have been adjusted to take into account the reverse stock split.

HOLDERS

         As of March 1, 2001, there were approximately 358 holders of record of Common Stock, and there were 4,244,607 shares of Common Stock issued and outstanding.

DIVIDENDS

         The Company did not declare or pay any cash or stock dividends on the Common Stock during fiscal 2000. On May 26, 2000, each record holder of Common Stock received a special dividend from the Company of one warrant for each share of Common Stock owned by the record holder. The Company issued the warrants pursuant to a warrant agreement between the Company and Continental Stock Transfer and Trust Company, Inc. The Company currently does not anticipate paying any cash dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of the Company's Board of Directors and will be dependent upon then existing conditions, including the Company's financial condition, results of operations, contractual restrictions, capital requirements, business prospects, and such other factors as the Board deems relevant.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

         The Company was originally incorporated in Pennsylvania in 1987. From August 1989 to June 16, 1997, the Company developed and marketed drug testing products under the name of Drug Screening Systems, Inc. On June 16, 1997, the Company sold substantially all of its assets, changed its name to DSSI Corporation and thereafter had no formal operations.

         Michael J. Blumenfeld formed Collegiate Pacific Inc. as a Texas corporation on April 10, 1997. That company was originally named Nitro Sports Inc. and it began business during the latter part of June 1997. Effective February 7, 1998, Collegiate Pacific Inc. entered into a reverse acquisition agreement with DSSI Corporation, which was then a publicly held shell corporation.

         On April 14, 1998, we acquired all of the issued and outstanding common stock of Product Merchandising, Inc. We accounted for this transaction as a purchase and, accordingly, the results and operations of this entity were included in the Company's results of operations commencing on April 14, 1998. The Company also acquired Vantage Products International, Inc. on May 31, 1998 by issuing common stock for all of the issued outstanding common stock of that entity. We accounted for this acquisition as a pooling of interests and, accordingly, the results of operations of the Company include the results of operations of the pooled entity for the entire fiscal year.

         We solicit customers from a variety of catalogs designed for specific uses, including summer camps, baseball, and general sports and recreation, and we distributed approximately 750,000 catalogs to current and prospective customers during fiscal 2000. After the end of fiscal 1999, the Company entered into a supply agreement with the General Services Administration of the federal government to furnish certain products to government agencies. There were no sales to any federal government agencies in fiscal 1999, and sales to those agencies in fiscal 2000 and in fiscal 2001 as of September 30, 2001, were immaterial. We also solicit customers through trade shows, road salesmen, broadcast fax programs, telemarketing, and the Internet.

         The Company's fiscal year ends on June 30th. References herein to "fiscal 1998," "fiscal 1999," "fiscal 2000" and "fiscal 2001" refer to our fiscal years ended June 30, 1998, 1999, 2000 and 2001, respectively.

RESULTS OF OPERATIONS - COMPARISON OF THE THREE AND SIX MONTHS ENDED DECEMBER 31, 2000 AND 1999

NET SALES

         The Company's net sales and earnings are seasonal in nature. Historically, the Company has reported lower revenues and earnings in the first and second fiscal quarters. Net sales and earnings reported by the Company in the second fiscal quarter have been generally lower than those in other fiscal quarters because many of the Company's primary customers are closed for the year-end holidays. Other factors, such as poor weather, could negatively impact demand for the Company's products. Management believes that if sales continue to increase at historical levels and, as the Company makes changes to its product mix, the historical seasonal nature of the Company's sales and earnings will be diminished.

         Net sales for the three months ended December 31, 2000 increased by approximately $600 thousand, or 40%, compared to the same period in 1999.
Net sales for the six months ended December 31, 2000 increased by approximately $1.4 million, or 40%, compared to the same period in 1999. The Company attributes the growth in its sales for both periods to its aggressive marketing activities, the expansion of its product offerings, an increase in dealer related sales, and the overall growth of its customer base. As a result of the Company's expanded operations and marketing activities, the Company believes future sales will continue to exhibit growth from current levels. Management believes the seasonality in its sales will continue to be a factor in future periods, but not to the same extent if the Company's sales continue to rise at current rates.

         During the three-month period ended December 31, 2000, the Company, pursuant to Emerging Issues Task Force Issue 2000-10, began classifying freight charges billed to customers as sales and the related costs as part of the Company's cost of sales. The net amount of these sales and associated costs were previously included as part of the Company's selling, general and administrative expenses. All prior periods have been restated to reflect this change.

GROSS MARGIN

         Gross margin for the three months ended December 31, 2000, increased by approximately $215 thousand, or 50%, compared to the same period in 1999. As a percentage of sales, gross margin for the three months ended December 31, 2000, increased to 30%, compared to 28% for the same period in 1999. Gross margin for the six months ended December 31, 2000 increased by approximately $658 thousand, or 72%, compared to the same period in 1999. As a percentage of sales, gross margin for the six months ended December 31, 2000, increased to 32%, compared to 26% for the same period in 1999. The increase for both periods was the result of better absorption of the Company's manufacturing costs, and a decrease in freight costs during the periods.

OPERATING EXPENSES

         Selling, general and administrative (SG&A) expenses for the three months ended December 31, 2000 increased by approximately $217 thousand, or 29%, compared to the same period in 1999. As a percentage of sales, SG&A expenses for the three months ended December 31, 2000, decreased to 44% from 48% for the same period in 1999. SG&A expenses for the six months ended December 31, 2000 increased by approximately $447 thousand, or 30%, compared to the same period in 1999. As a percentage of sales, SG&A expenses for the six months ended December 31, 2000, decreased to 40% from 43% for the same period in 1999. The increase in selling, general and administrative expenses was primarily due to an increase in personnel related costs incurred in connection with hiring additional personnel to the sales force and managing the increase in sales volume.

LIQUIDITY AND CAPITAL RESOURCES

         Cash and cash equivalents totaled approximately $206 thousand at December 31, 2000 compared to approximately $781 thousand at June 30, 2000. Cash used in operations of approximately $1.3 million in the six months ended December 31, 2000 resulted primarily from the Company's net loss, increases in inventory of approximately $503 thousand, and in prepaid expenses of approximately $235 thousand, a decrease in accounts payable of approximately $343 thousand and a decrease in accrued liabilities of approximately $316 thousand, which was partially offset by a decrease in accounts receivable of approximately $517 thousand. For the comparable 1999 period, the cash used in operations of approximately $1.2 million resulted primarily from losses incurred during the period, increases in inventory and a decrease in accounts payable, partially offset by a decrease in accounts receivable.

         The Company used approximately $185 thousand in cash in investing activities in the six month period ended December 31, 2000. The primary use of cash in investing activities was the purchase of treasury shares of approximately $111 thousand and the purchase of property and equipment of approximately $89 thousand.

         The Company generated approximately $870 thousand from financing activities for the six months ended December 31, 2000. The cash generated from financing activities was from borrowings under the revolving line of credit.

         Current assets totaled approximately $4.2 million at December 31, 2000, providing the Company with working capital of approximately $3.0 million.

         On January 13, 2001, the Company amended the terms of its $2,000,000 revolving line of credit with The Chase Manhattan Bank. The amendment revised certain financial covenants to permit the Company to consummate the acquisition of Kesmil.

         Management believes the Company will be able to satisfy its short-term and long-term liquidity requirements from borrowings under the revolving line of credit and from cash generated from operations. The Company may experience periods of higher borrowing under its revolving line of credit due to the seasonal nature of its business cycle. The Company is actively involved in seeking expansion through acquisitions and joint ventures, and the success of such efforts may require additional bank debt, equity financing, or private financing.

RESULTS OF OPERATIONS - COMPARISON OF THE YEAR ENDED JUNE 30, 2000 TO THE YEAR ENDED JUNE 30, 1999

         Net Sales. Net sales for the twelve months ended June 30, 2000 increased by approximately $3.2 million or 47%, compared to the same period in 1999. The Company attributes the growth in sales primarily to an increase in catalog sales and dealer-related revenues. We believe that our sales will continue to rise from current levels in future periods. However, no assurances can be made that any future increases in sales will be at the same rate. We also believe that seasonality in sales will continue to be a factor in future periods as sales during the third and fourth quarters of the Company's fiscal year are typically higher due to the order pattern of our customer base.

         Gross Profit. The Company's gross profit for the twelve months ended June 30, 2000, increased by approximately $1.1 million or 4.6%, compared to the same period in 1999. As a percentage of sales, the gross profit decreased to 35% as compared to 36% for the same period in 1999. The decrease was the result of lower product selling prices to dealer-related customers.

         Selling, General and Administrative Expenses. Selling, general and administrative expenses for the twelve months ended June 30, 2000, increased by approximately $1.5 million or 67%, compared to the same period in 1999. As a percentage of sales, selling, general and administrative expenses increased to approximately 38% from 34%. The increase in selling, general, and administrative expenses was due primarily to the following:

         o an increase in salaries and personnel related cost of approximately $718 thousand as the Company staffed additional personnel to manage the increase in the sales volume, temporarily hired salesman to target the youth team market, as well as added administrative personnel;

         o an increase in advertising and trade show expenses of approximately $409 thousand due to mailing catalogs to existing and new customers, an increase in fliers and promotional literature and increased participation at industry trade shows;

         o an increase in legal, accounting and bank charges of approximately $78 thousand due to the Company's maintenance of various trademarks and license agreements, the original listing fees for the American Stock Exchange, and costs associated with our new credit facility which we entered into in fiscal 2000;

         o an increase in computer system related expenses of approximately $77 thousand due to the increased sales activity and certain system enhancements;

         o an increase in amortization expense of approximately $58 thousand due to the amortization of certain expenses associated with license agreements entered into by the Company in fiscal 2000 and fiscal 1999; and

         o an increase in office related expense of approximately $27 thousand due to the increased sales activity.

         Operating Profit. Operating profit decreased by approximately $434 thousand for the twelve-month period ended June 30, 2000, compared to the twelve-month period ended June 30, 1999. As a percentage of net sales, the operating profit decreased to approximately a 3% loss compared to a 2% operating profit for the twelve-months ended June 30, 1999. The decrease was attributable to the additional selling, general and administrative expenses incurred during fiscal 2000.

         Interest Expense. Interest expense increased by approximately $43 thousand for the twelve months ended June 30, 2000, compared to the twelve months ended June 30, 1999. As a percentage of sales, interest expense was approximately 2% for the twelve months ended June 30, 2000 and 1999. The increase primarily reflects the borrowing requirements for working capital due to the increase in sales. Approximately $76 thousand in fiscal 2000 and all of the interest incurred in fiscal 1999 relates to interest paid on the note to Mr. Blumenfeld. See "Liquidity and Capital Resources."

         Provision for Income Taxes. The provision for taxes increased by approximately $18 thousand for the twelve months ended June 30, 2000, compared to the twelve months ended June 30, 1999. The increase resulted from the Company's operating profits incurred during fiscal 2000 in certain states.

         Net Loss. The net loss increased by approximately $452 thousand for the twelve months ended June 30, 2000. As a percentage of net sales, the net loss increased approximately 5% for the twelve months ended June 30, 2000 compared to 0.5% for the twelve months ended June 30, 1999. The increase was primarily due to the increase in selling, general and administrative expenses.

LIQUIDITY AND CAPITAL RESOURCES

         Cash used in operations for the twelve months ended June 30, 2000 was approximately $1.0 million, compared to approximately $190 thousand for the same period in 1999. The increase was due primarily to an increase in inventory and accounts receivable related to the increase in sales volume, and the increase in selling, general and administrative expenses.

         The Company used approximately $442 thousand in cash for investing activities during fiscal 2000. The primary use of cash in investing activities was for the purchase of license agreements, the acquisition of a camp-related business, the purchase of treasury shares, and property and equipment. The Company expects to spend a comparable amount for capital expenditures in fiscal 2000.

         The Company generated approximately $1.7 million in cash from financing activities for the twelve months ended on June 30, 2000. The cash generated from financing activities was approximately $1.2 million of net proceeds from the issuance of notes to certain stockholders, officers and certain third parties, and approximately $542 thousand in proceeds from the issuance of common stock upon the exercise of common stock options and warrants, partially offset by the purchase of additional treasury shares.

         Current assets totaled approximately $4.5 million at the end of fiscal 2000, providing the Company with working capital of approximately $3.8 million.

         On September 14, 1999, the Company agreed to terms for a $2 million Revolving Line of Credit with Chase Bank of Texas, N.A. The Revolving Line of Credit allows the Company to borrow funds based upon a certain percentages of accounts receivable and inventories, will mature on October 31, 2001, and includes a provision for letters of credit. Borrowings under the Revolving Line of Credit bear interest at the prevailing prime rate plus 1/4% or LIBOR plus
2 1/2%. Mr. Michael Blumenfeld guaranteed the Revolving Line of Credit up to
$1 million.

         We believe the Company will satisfy its short term and long-term liquidity needs from borrowings under the Revolving Line of Credit and cash flows from operations. We may experience periods of higher borrowing under the credit facility due to the seasonal nature of the Company's business cycle. We are actively seeking expansion through acquisitions and/or joint ventures, and the success of such efforts may require additional bank debt, equity financing, or private financing.

                            DESCRIPTION OF SECURITIES

GENERAL

         As of the closing of the offering, the Company's authorized capital stock will consist of 50,000,000 shares of Common Stock, par value $.01 per share and 1,000,000 shares of Preferred Stock, par value $.01 per share.

COMMON STOCK

         The holders of shares of Common Stock are entitled to one vote per share on all matters to be voted on by stockholders. The holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of legally available funds. See "Dividends." In the event of liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities then outstanding. The Common Stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and nonassessable.

PREFERRED STOCK

         As of the date of this Prospectus, there are no outstanding shares of Preferred Stock. The Board of Directors may authorize the issuance of Preferred Stock in one or more series and may determine, with respect to any such series, the designations, powers, preferences, and rights of such series, and its qualifications, limitations, and restrictions, including, without limitation:

         o        The designation of the series;

         o The number of shares of the series, which number the Board of Directors may (except where otherwise provided in the designations for such series) increase or decrease (but not below the number of shares of such series then outstanding);

         o Whether dividends, if any, will be cumulative or noncumulative and the dividend rate of the series;

         o The conditions upon which and the dates at which dividends, if any, will be payable, and the relation that such dividends, if any, will bear to the dividends payable on any other class or classes of stock;

         o The redemption rights and price or prices, if any, for shares of the series;

         o The terms and amounts of any sinking fund provided for the purchase or redemption of share of the series;

         o The amounts payable on and the preferences, if any, of shares of the series, in the event of any voluntary or involuntary liquidation, dissolution, or winding up of the affairs of the Company;

         o Whether the shares of the series will be convertible into shares of any other class or series, or any other security, of the Company or any other corporation, and, if so, the specification of such other class or series or such other security, the conversion price or prices or rate or rates, any adjustments, the date or dates as of which such shares will be convertible and all other terms and conditions upon which such conversion may be made; and

         o The voting rights, if any, of the holders of shares of such series.

COMMON STOCK PURCHASE WARRANTS

         Special Dividend of Warrants

         Each Warrant entitles the holder to purchase one share of Common Stock at an exercise price of $5.00 per share. Warrants are exercisable through May 26, 2005 provided that at the time of exercise the Common Stock is qualified for sale or exempt from qualification under applicable state securities laws. The Company has the right at any time to call the Warrants for cancellation by giving at least 30 days, but not more than 90 days, notice, at a price of $.10 per Warrant. Holders of Warrants automatically forfeit their rights to purchase the shares of Common Stock issuable upon exercise of such Warrants unless the Warrants are exercised before the close of business on the business day immediately prior to the date set for redemption. A notice of redemption shall be mailed to each of the registered holders of the Warrants by First Class mail, postage prepaid, at least 30 days before the date fixed for redemption. The notice of redemption shall specify the redemption price, the date fixed for redemption, the place where the Warrant certificates shall be delivered and the redemption price to be paid, and that the right to exercise a Warrant shall terminate at 5:00 p.m. (New York City time) on the business day immediately preceding the date fixed for redemption.

         The Warrants may be exercised upon surrender of the Warrant certificate(s) on or prior to the expiration or the redemption date at the offices of Continental Stock Transfer & Trust Company, the Company's warrant agent (the "Warrant Agent") with the subscription form on the reverse side of the certificate(s) completed and executed as indicated, accomplished by payment (in the form of a certified or cashier's check payable to the order of the Company) of the full exercise price for the number of warrants being exercised.

         o The exercise price and number and kind of shares of Common Stock or other securities or assets purchasable on exercise of the Warrants and the Cancellation Price are subject to adjustment if the Company:

         o Combines or subdivides its outstanding shares of Common Stock, including stock splits effected through a dividend; or

         o        Merges or consolidates with another corporation.

         There will be no adjustment to the Warrants if the Company:

         o Makes any cash dividends or asset distributions with respect to outstanding shares of Common Stock;

         o        Sells additional shares of Common Stock; or

         o        Sells all or substantially all of its assets.

         o In the event of any other type of recapitalization or reorganization of the Company, the Company may, at its option, provide for adjustment to the Warrants' terms.

         The Company is not required to issue fractional shares of Common Stock, and, in lieu of a fractional share, the Company will make a cash payment based upon the current market value of such fractional shares. The Warrants holder will not have any right as a shareholder of the Company unless or until the holder exercises the Warrants.

SUBORDINATED CONVERTIBLE PROMISSORY NOTES

         GENERAL. The Notes were general obligations of ours limited to $2,235,000 in aggregate principal amount. The Notes bore interest at a variable rate equal to the Prime Rate plus 2 1/2 percentage points per year.

         NOTE HOLDERS. The following table and accompanying footnotes identify each of the Note Holders based upon information provided to the Company, set forth as of April 19, 2000, the date the Note Holders converted their Notes into shares of Common Stock. This information also states the principal amount of the Notes, the number of shares the Notes were converted into, shares beneficially held by or acquired by, as the case may be, each Note Holder. Beneficial ownership is stated as of the conversion of the Notes. Percentages are based on 3,679,340 shares of Common Stock outstanding on April 19, 2000.



                                                   NUMBER OF SHARES      NUMBER OF SHARES
                              PRINCIPAL AMOUNT  ISSUED UPON CONVERSION     BENEFICIALLY
NAME OF NOTE HOLDER                OF NOTE            OF NOTE(1)             OWNED(2)     PERCENT OF CLASS(3)
--------------------------    ----------------  ----------------------  ----------------- -------------------

Michael J. Blumenfeld,           $1,500,000              454,545            4,344,614(4)         67.7%
Chief Executive Officer of
the Company
Watkins Brothers Trust           $  100,000              30,303                88,606(5)          2.0%
Arthur J. Coerver, IRA           $   20,000               6,060               100,580(6)          1.9%
Arthur J. Coerver                $   26,000               7,878               100,580(6)          1.9%
Colleen C. Coerver, IRA          $    4,000               1,212               100,580(6)          1.9%
Penn Footwear Retirement         $   50,000              15,151               305,606(7)          6.8%
Trust
Davidowitz Foundation Inc.       $   50,000              15,151                32,302(8)          *
JIBS Equities, L.P.              $   50,000              15,151               305,606(7)          6.8%
William Davidowitz               $  100,000              30,303               110,660(9)          2.5%
Robert W. Philip or Sharon       $   50,000              15,151                48,302(10)         1.1%
A. Philip Joint Tenants
with Right of Survivorship
Myrna G. Kulp(11)                $  100,000              30,303                65,926             1.5%
Harvey Rothenberg and            $    5,000               1,515                18,432(12)         *
Elizabeth Rosenberg
Harvey Rothenberg, IRA           $   10,000               3,030                18,432(12)         *
H. I. Schendle IRA Rollover      $   50,000              15,151                48,902(13)         1.1%
Eric Green GST Trust             $  120,000              36,363                72,726             1.7%

Total                            $2,235,000             677,267


         *Less than one percent.

----------

(1) The number of shares issued upon conversion of the Notes is based on a conversion price equal to $3.30 per share, with the Note Holder receiving a cash payment in lieu of any fractional shares that would otherwise be issued.

(2) As required by SEC regulations, the number of shares shown as beneficially owned includes shares that could be purchased within 60 days after the date of this Prospectus. The table shows the total shares issued on the conversion of all of outstanding Notes as well as the shares issuable upon the exercise of all Warrants to acquire shares of Common Stock described in this Prospectus. The actual number of shares of Common Stock issuable upon the exercise of the Warrants is subject to adjustment and could be materially less than the number estimated in this table. This variation is due to factors that cannot be predicted by us at this time. The most significant of these factors is the future market price of our Common Stock.

(3) The percentage of each Selling Shareholder is based on the beneficial ownership of that Selling Shareholder divided by the sum of the current outstanding shares of Common Stock plus the additional shares, if any, that would be issued to that Selling Shareholder (but not any other shareholder) when exercising any Warrant or other right in the future.

(4) Consists of 1,719,462 shares of Common Stock, 454,545 shares issued upon conversion of a Note on April 19, 2000, 10,000 shares issuable upon exercise of an option expiring February 24, 2009, 20,000 shares issuable upon exercise if an option expiring August 15, 2010, and 2,140,607 shares issuable upon exercise of a Warrant expiring May 26, 2005, issued as a special dividend of warrants on shares of Common Stock issued upon conversion of a Note on April 19, 2000.

(5) Consists of 13,500 shares of Common Stock, 30,303 shares held in trust for the benefit of Mr. Watkins issued upon conversion of a Note on April 19, 2000, 1,000 shares issuable upon exercise of an option expiring February 24, 2009, 13,500 shares issuable upon exercise of a Warrant expiring May 26, 2005, and 30,303 shares held in trust for the benefit of Mr. Watkins issuable upon exercise of a Warrant expiring May 26, 2005 issued as a special dividend of warrants on shares of Common Stock issued upon conversion of a Note on April 19, 2000.

(6) Consists of 22,640 shares of Common Stock, 6,060 shares held in trust for the benefit of Mr. Coerver issued upon conversion of a Note on April 19, 2000, 1,212 shares held in trust for the benefit of Mr. Coerver's spouse issued upon conversion of a Note on April 19, 2000, 7,878 shares issued upon conversion of a Note on April 19, 2000, 5,000 shares issuable upon exercise of an option expiring February 24, 2009, 22,640 shares issuable upon exercise of a Warrant expiring May 26, 2005, 6,060 shares held in trust for the benefit of Mr. Coerver issuable upon exercise of a Warrant expiring May 26, 2005 issued as a special dividend of warrants on shares of Common Stock issued upon conversion of a Note on April 19, 2000, 1,212 shares held in trust for the benefit of Mr. Coerver's spouse issuable upon exercise of a Warrant expiring May 26, 2005 issued as a special dividend of warrants on shares of Common Stock issued upon conversion of a Note on April 19, 2000, and 7,878 shares issuable upon exercise of a Warrant expiring May 26, 2005 issued as a special dividend of warrants on shares of Common Stock issued upon conversion of a Note on April 19, 2000.

(7) Consists of 122,000 shares of Common Stock, 30,303 shares issued upon conversion of a Note on April 19, 2000, 1,000 shares issuable upon exercise of an option expiring February 24, 2009, 122,000 shares issuable upon exercise of a Warrant expiring May 26, 2005, and 30,303 shares issuable upon exercise of a Warrant expiring May 26, 2005 issued as a special dividend of warrants on shares of Common Stock issued upon conversion of a Note on April 19, 2000.

(8) Consists of 1,000 shares of Common Stock, 15,151 shares issued upon conversion of a Note on April 19, 2000, 1,000 shares issuable upon exercise of a Warrant expiring May 26, 2005, and 15,151 shares issuable upon exercise of a Warrant expiring May 26, 2005 issued as a special dividend of warrants on shares of Common Stock issued upon conversion of a Note on April 19, 2000.

(9) Consists of 8,500 shares of Common Stock, 15,151 shares issued upon conversion of a Note on April 19, 2000, 1,000 shares issuable upon exercise of an option expiring February 24, 2009, 8,500 shares issuable upon exercise of a Warrant expiring May 26, 2005, and 15,151 shares issuable upon exercise of a Warrant expiring May 26, 2005 issued as a special dividend of warrants on shares of Common Stock issued upon conversion of a Note on April 19, 2000.

(10) Consists of 25,000 shares of Common Stock, 30,303 shares issued upon conversion of a Note on April 19, 2000, 25,000 shares issuable upon exercise of a Warrant expiring May 26, 2005, and 30,303 shares issuable upon exercise of a Warrant expiring May 26, 2005 issued as a special dividend of warrants on shares of Common Stock issued upon conversion of a Note on April 19, 2000.

(11)   Myrna G. Kulp is Michael J. Blumenfeld's sister-in-law.

(12) Consists of 12,200 shares of Common Stock, 1,687 shares of Common Stock held in trust for the benefit of Mr. Rothenberg's child, 3,030 shares held in trust for the benefit of Mr. Rothenberg issued upon conversion of a Note on April 19, 2000, 1,515 shares issued upon conversion of a Note on April 19, 2000, 20,000 shares issuable upon exercise of an option expiring August 15, 2010, 3,000 shares issuable upon exercise of an option expiring February 24, 2009, 1,000 shares issuable upon exercise of an option expiring February 24, 2009 held by Mr. Rothenberg's spouse, 1,687 shares issuable upon exercise of a Warrant expiring May 26, 2005, 12,200 shares held in trust for the benefit of Mr. Rothenberg issuable upon exercise of a Warrant expiring May 26, 2005 issued as a special dividend of warrants on shares of Common Stock issued upon conversion of a Note on April 19, 2000, and 1,515 shares issuable upon exercise of a Warrant expiring May 26, 2005 issued as a special dividend of warrants on shares of Common Stock issued upon conversion of a Note on April 19, 2000.

(13) Consists of 9,300 shares of Common Stock, 15,151 shares issued upon conversion of a Note on April 19, 2000, 9,300 shares issuable upon exercise of a Warrant expiring May 26, 2005, and 15,151 shares issuable upon exercise of a Warrant expiring May 26, 2005 issued as a special dividend of warrants on shares of Common Stock issued upon conversion of a Note on April 19, 2000.

WARRANT AGENT, STOCK TRANSFER AGENT AND REGISTRAR

         The warrant agent, stock transfer agent and registrar for the Common Stock is Continental Stock Transfer & Trust Company.

STOCKHOLDER REPORTS

         The Company furnishes its stockholders with annual reports containing audited financial statements and may furnish its stockholders quarterly or semi-annual reports containing unaudited financial information.

DELAWARE ANTI-TAKEOVER LAW AND CERTAIN CHARTER PROVISIONS

         Section 203 of the Delaware General Corporation Law

         The Company is subject to the provisions of Delaware General Corporation Law ("DGCL") Section 203 (the "Anti-takeover Law") regulating corporate takeovers. The Anti-takeover Law prevents certain Delaware corporations from engaging, under certain circumstances, in a "business combination" (which includes a merger or sale of more than 10% of the corporation's assets) with any "interested stockholder" (defined as a stockholder who acquires 15% or more of the corporation's outstanding voting stock without the prior approval of the corporation's Board of Directors) for three years following the date that such stockholder became an "interested stockholder". A Delaware corporation may "opt out" of the Anti-takeover Law with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from an amendment approved by at least a majority of the outstanding voting shares. The Company has not "opted out" of the application of the Anti-takeover Law.

                                  LEGAL MATTERS

         The validity of the Shares and the Warrants offered hereby will be passed upon for the Company by Sayles, Lidji & Werbner, A Professional Corporation, Dallas, Texas.

                                     EXPERTS

         The consolidated financial statements of the Company as of June 30, 2000 and June 30, 1999, and for the years then ended, are included in the Registration Statement of which this Prospectus is a part in reliance on the reports of Grant Thornton LLP, independent certified public accountants, which reports are included herein. The consolidated financial statements audited by Grant Thornton LLP have been included herein in reliance on their reports given on their authority as experts in accounting and auditing.

                                 INDEMNIFICATION

         The Company's Bylaws provide that any officer or director who is made a party to or is threatened to be made a party to or is otherwise involved in any action, suit, or proceeding, whether civil, criminal, administrative, or investigative (hereinafter a "proceeding"), by reason of the fact that he or she is or was an officer or a director of the Company or is or was serving at the request of the Company as a director or an officer of another entity shall be indemnified and held harmless by the Company to the fullest extent authorized by the DGCL against all expense, liability, and loss reasonably incurred or suffered by such person in connection therewith. The right to indemnification includes the right to be paid by the Company for expenses incurred in defending any such proceeding in advance of its final disposition. Officers and directors are not entitled to indemnification if such persons did not meet the applicable standard of conduct set forth in the DGCL for officers and directors.

         DGCL Section 145 provides, among other things, that the Company may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company) by reason of the fact that the person is or was a director, officer, employee or agent of the Company, or is or was serving at the Company's request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding. The power to indemnify applies (a) if such person is successful on the merits or otherwise in defense of any action, suit or proceeding, or (b) if such person acted in good faith and in a manner he reasonably believed to be in the best interest, or not opposed to the best interest, of the Company and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The power to indemnify applies to actions brought by or in the right of the Company as well, to the extent of expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the Company, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Company, unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

         The indemnification provisions contained in the Company's Bylaws are not exclusive of any other rights to which a person may be entitled by law, agreement, vote of stockholders or disinterested directors or otherwise.

         Insofar as indemnification by the Company for liabilities arising under the Securities Act may be permitted to directors, officers, or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                                                       PAGE

Index to Consolidated Statements.......................................................................F-1
Report of Independent Certified Public Accountants.....................................................F-2
Consolidated Balance Sheets as of June 30, 2000 and 1999...............................................F-3
Consolidated Statements of Operations for the years ended June 30, 2000 and 1999.......................F-4
Consolidated Statements of Stockholders' Equity for the years ended June 30,
2000 and 1999..........................................................................................F-5
Consolidated Statements of Cash Flows for the years ended June 30, 2000 and 1999.......................F-6
Notes to Consolidated Financial Statements.............................................................F-7
Condensed Consolidated Balance Sheets as of December 31, 2000 (Unaudited) and
June 30, 2000.........................................................................................F-15
Condensed Consolidated Statements of Operations for the three and six months ended
December 31, 2000 and 1999 (Unaudited)................................................................F-16
Condensed Consolidated Statements of Cash Flows for the six months ended
December 31, 2000 and 1999 (Unaudited)................................................................F-17
Notes to Condensed Consolidated Financial Statements (Unaudited)......................................F-18

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Stockholders and Board of Directors
Collegiate Pacific Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Collegiate Pacific Inc. and Subsidiaries as of June 30, 2000 and 1999, and the related consolidated statements of operations, stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Collegiate Pacific Inc. and Subsidiaries as of June 30, 2000 and 1999, and the consolidated results of their operations and their consolidated cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Grant Thornton LLP

Dallas, Texas
August 25, 2000

                    COLLEGIATE PACIFIC INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                             JUNE 30, 2000 AND 1999


                             ASSETS                                 2000              1999
                                                                 -----------      -----------
Current Assets:
   Cash and cash equivalents                                     $   768,076      $   518,844
   Accounts receivable, less allowance for doubtful accounts
    of $51,751 in 2000 and $38,806 in 1999                         1,384,185        1,142,708
   Inventory                                                       2,323,845        1,843,820
   Prepaid expenses and other current assets                          39,014           23,581
                                                                 -----------      -----------
         Total current assets                                      4,515,120        3,528,953
Property and equipment, net of accumulated depreciation
   of $135,217 in 2000 and $98,785 in 1999                           149,731          150,585
Other assets:
   License agreements, net of accumulated amortization of
      $142,369 in 2000 and $50,030 in 1999                           468,049          253,586
   Cost in excess of net tangible assets acquired, net of
     accumulated amortization of $78,105 in 2000 and
      $42,373 in 1999                                                588,185          509,373
   Other assets, net                                                  54,955           54,409
                                                                 -----------      -----------

                                                                 $ 5,776,040      $ 4,496,906
                                                                 ===========      ===========
LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
   Accounts payable                                              $   509,614      $   537,056
   Accrued expenses                                                  142,822           51,181
   Other current liabilities                                          34,048           86,826
                                                                 -----------      -----------
         Total current liabilities                                   686,484          675,063
                                                                 -----------

Note payable to stockholder                                               --          980,720
                                                                 -----------      -----------

         Total liabilities                                           686,484        1,655,783
                                                                 -----------      -----------

Commitments and contingencies                                             --               --

Stockholders' equity:
   Common stock, $.01 par value; authorized 20,000,000
        shares, issued and outstanding:  4,244,607 in 2000
        and 3,440,666 in 1999                                         42,446           34,404
   Additional paid-in capital                                      6,460,453        3,506,568
   Accumulated deficit                                            (1,142,900)        (660,462)
   Treasury shares, at cost; 20,860 shares in 2000 and
      900 shares in 1999                                            (255,443)         (10,982)
                                                                 -----------      -----------
                                                                   5,104,556        2,869,528

   Less: notes receivable from stockholders                          (15,000)         (28,405)
                                                                 -----------      -----------

         Total stockholders' equity                                5,089,556        2,841,123
                                                                 -----------      -----------

                                                                 $ 5,776,040      $ 4,496,906
                                                                 ===========      ===========


              The accompanying notes are an integral part of these
                       consolidated financial statements.

                    COLLEGIATE PACIFIC INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                   FOR THE YEARS ENDED JUNE 30, 2000 AND 1999



                                                               2000              1999
                                                           ------------      ------------
Sales                                                      $ 10,065,781      $  6,813,333
Cost of sales                                                 6,498,002         4,367,382
                                                           ------------      ------------

             Gross profit                                     3,567,779         2,445,951

Selling, general and administrative expenses                  3,851,661         2,343,434
                                                           ------------      ------------

             Operating profit (loss)                           (283,882)          102,517
                                                           ------------      ------------

Other income (expense):
     Interest expense                                          (153,874)         (110,534)
     Interest income                                              7,066            11,373
                                                           ------------      ------------

             Total other income (expense)                      (146,808)          (99,161)
                                                           ------------      ------------

Income (loss) before provision for taxes                       (430,690)            3,356

Provision for taxes                                              51,748            33,890
                                                           ------------      ------------

             Net loss                                      $   (482,438)     $    (30,534)
                                                           ============      ============


Weighted average shares of common stock outstanding           3,641,109         3,409,257
                                                           ============      ============

Net loss per share of common stock (basic and diluted)     $      (0.13)     $      (0.01)
                                                           ============      ============

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                    COLLEGIATE PACIFIC INC. AND SUBSIDIARIES
                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                   FOR THE YEARS ENDED JUNE 30, 2000 AND 1999



                                                                                                       NOTES
                                 COMMON STOCK       ADDITIONAL                   TREASURY SHARES     RECEIVABLE
                             --------------------    PAID-IN    ACCUMULATED     ------------------      FROM
                               SHARES     AMOUNT     CAPITAL      DEFICIT       SHARES    AMOUNT    STOCKHOLDERS      TOTAL
                             ----------   -------   ----------   -----------    ------   ---------  ------------  -----------

Balance at July 1, 1998       3,403,366   $34,034   $3,456,938   $  (629,928)       --          --    $(31,620)   $ 2,829,424

Issuance of stock
for cash                         37,000       370       49,630            --        --          --          --         50,000

Purchase of stock for cash           --        --           --            --       900     (10,982)         --        (10,982)

Repayment of notes
receivable from
stockholders                         --        --           --            --        --          --       3,215          3,215

Net loss                             --        --           --       (30,534)       --          --          --        (30,534)
                             ----------   -------   ----------   -----------    ------   ---------    --------    -----------

Balance at June 30, 1999      3,440,366    34,404    3,506,568      (660,462)      900     (10,982)    (28,405)     2,841,123

Issuance of stock for           126,974     1,270      541,674            --        --          --          --        542,944
cash

Purchase of stock
for cash                             --        --           --            --    19,960    (244,461)         --       (244,461)

Conversion of debt to           677,267     6,772    2,160,211            --        --          --          --      2,166,983
stock

Repayment of notes
receivable from
stockholders                         --        --           --            --        --          --      13,405         13,405

Issuance of warrants for
license agreements                   --        --      252,000            --        --          --          --        252,000

Net loss                             --        --           --      (482,438)       --          --          --       (482,438)
                             ----------   -------   ----------   -----------    ------   ---------    --------    -----------

Balance at June 30, 2000      4,244,607   $42,446   $6,460,453   $(1,142,900)   20,860   $(255,443)   $(15,000)   $ 5,089,556
                             ==========   =======   ==========   ===========    ======   =========    ========    ===========


        The accompanying notes are an integral part of these consolidated financial statements.

                    COLLEGIATE PACIFIC INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                    FOR THE YEAR ENDED JUNE 30, 2000 AND 1999



                                                                          2000            1999
                                                                       -----------    -----------
Cash flows from operating activities:
     Net loss                                                          $  (482,438)   $   (30,534)
     Adjustments to reconcile net loss to net cash
       used by operating activities:
         Depreciation                                                       42,478         32,367
         Amortization                                                      131,283         75,618
         Change in assets and liabilities, net of effects of business acquisitions:
           Accounts receivable                                            (241,477)      (456,734)
           Inventory                                                      (480,025)       305,200
           Prepaid expenses and other current assets                       (15,433)        16,483
           Other assets, net                                                (3,758)        (3,070)
           Accounts payable                                                (27,442)       (15,562)
           Accrued expenses                                                 91,641       (140,885)
           Other liabilities                                               (52,778)        27,461
                                                                       -----------    -----------

           Net cash used in operating activities                        (1,037,949)      (189,656)
                                                                       -----------    -----------

Cash flows from investing activities:
     Purchase of property and equipment                                    (41,624)       (62,326)
     Cash paid for licenses                                                (54,802)       (11,950)
     Cash paid for treasury shares                                        (244,461)       (10,982)
     Cash received from notes receivable from stockholders                  13,405          3,215
     Cash used in business acquisition net of cash acquired               (114,543)            --
                                                                       -----------    -----------

             Net cash (used in) investing activities                      (442,025)       (82,043)
                                                                       -----------    -----------

Cash flow from financing activities
     Proceeds from convertible debt                                      1,186,262        226,049
     Proceeds from issuance of common stock                                542,944         50,000
                                                                       -----------    -----------

             Net cash provided by financing activities                   1,729,206        276,049
                                 Increase in cash                          249,232          4,350

Cash and cash equivalents at beginning of year                             518,844        514,494
                                                                       -----------    -----------

Cash and cash equivalents at end of year                               $   768,076    $   518,844
                                                                       ===========    ===========

Noncash investing activities:

      Conversion of debt into Common Stock                             $ 2,166,983    $        --
                                                                       ===========    ===========

      Warrants issued for license agreements                           $   252,000    $        --
                                                                       ===========    ===========

Cash payments for:
     Income taxes                                                      $    22,580    $    26,020
                                                                       ===========    ===========
     Interest                                                          $   153,874    $   255,699
                                                                       ===========    ===========


              The accompanying notes are an integral part of these
                       consolidated financial statements.

                             COLLEGIATE PACIFIC INC.
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(1)      GENERAL AND BACKGROUND

         Collegiate Pacific Inc. ("CPI") was incorporated on April 10, 1997 and began business in June 1997. The Company is a Delaware corporation and is primarily engaged in the mail order marketing of professional sports equipment to schools, colleges and other organizations throughout the United States.

         Effective February 17, 1998 CPI entered into a reverse acquisition agreement with DSSI, Inc. ("DSSI"), a publicly held corporation which had no active operations at the time. DSSI issued 2,000,000 (approximately 62.5%) shares of DSSI's voting common stock in exchange for all of the outstanding shares of CPI (a tax free reorganization). The public entity then changed its name to Collegiate Pacific, Inc. For accounting purposes, the transaction was treated as a recapitalization of CPI, with CPI as the acquirer (a reverse acquisition).

(2)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         CONSOLIDATION

         The consolidated financial statements include the accounts of CPI and its wholly owned subsidiaries Product Merchandising, Inc. ("PMI"), and Vantage Products International, Inc. ("VPI") (collectively referred to as the "Company"). Significant intercompany accounts and transactions have been eliminated.

         FINANCIAL INSTRUMENTS AND CREDIT RISK CONCENTRATIONS

         Financial instruments, which are potentially subject to concentrations of credit risk, consist principally of cash and accounts receivable. Cash deposits are placed with high credit quality financial institutions to minimize risk. Accounts receivable are unsecured. The fair value of these financial instruments and notes payable approximate their carrying values.

         ESTIMATES AND ASSUMPTIONS

         Management uses estimates and assumptions in preparing consolidated financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities, and the reported amounts of revenues and expenses. Actual results could vary from the estimates used in preparing the accompanying consolidated financial statements.

         CASH AND CASH EQUIVALENTS

         The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

         INVENTORIES

         Inventories, which consist of goods held for resale, are carried at the lower of cost or market using the average cost method.

                             COLLEGIATE PACIFIC INC.
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


         PROPERTY AND EQUIPMENT

         Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives (5 to 7 years). The cost of maintenance and repairs is charged to expense as incurred; significant renewals and betterments are capitalized.

         COST IN EXCESS OF NET TANGIBLE ASSETS ACQUIRED

         Cost in excess of net tangible assets acquired is the difference between the purchase price paid and liabilities assumed over the estimated fair market value of assets acquired. Cost in excess of net tangible assets acquired in connection with acquisitions is amortized using the straight-line method over 15 years. Amortization expense relating to cost in excess of net tangible assets amounted to approximately $36 thousand and approximately $37 thousand for the years ended June 30, 2000 and 1999. On an on-going basis management reviews recoverability, the valuation and amortization of cost in excess of net tangible assets. As a part of this review, the Company considers the undiscounted projected future net cash flows in evaluating the recoverability of cost in excess of net tangible assets. If the undiscounted future net cash flows were less than the stated value, cost in excess of net tangible assets would be written down to fair value.

         LICENSE AND DISTRIBUTION AGREEMENTS

         The Company from time to time enters into licensing and distribution agreements with its suppliers and Internet related businesses. The duration of these licensing and distribution agreements vary from five years to perpetual in nature. The Company's accounting policy with respect to the licensing and distribution agreements is to amortize the cost related to these agreements over the shorter of the life of the agreements or fifteen years. If, however, the cost related to those agreements is royalty related, the Company amortizes those costs in the fiscal year in which the royalty is incurred. Amortization expense relating to license agreements was approximately $92 thousand and $38 thousand for the years ended June 30, 2000 and 1999, respectively.

         STOCK BASED COMPENSATION

         The Company measures compensation cost for its stock based compensation plans under the provisions of Accounting Principles Board Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees". The excess, if any, of the fair value of the stock on the date of grant over the amount to be paid for the stock is accrued over the related vesting period. Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," ("SFAS 123") requires companies electing to continue to use APB 25 to account for stock-based compensation to make pro forma disclosures of net income and earnings per share as if SFAS 123 had been applied. See Note 9.

         REVENUE RECOGNITION

         The Company recognizes revenue at a selling price fixed at the time the order is placed, the credit worthiness of the customer is confirmed, and upon shipment to the customer after giving consideration to the prospect of returns based upon historical data.

                             COLLEGIATE PACIFIC INC.
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


         INCOME TAXES

         The Company utilizes the asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

         ADVERTISING

         The Company expenses the cost of advertising as incurred or when such advertising initially takes place. No advertising costs were capitalized at June 30, 2000 or 1999. Advertising expense approximated $856 thousand and $489 thousand for the years ended June 30, 2000 and 1999, respectively.

         LOSS PER SHARE

         Loss per common share was computed by dividing the net loss by the weighted average number of shares of common stock outstanding. The effect of outstanding options on the computation of net loss per share would be anti-dilutive and therefore is not included in the computation of weighted average shares.

(3)      BUSINESS ACQUISITIONS

         On October 22, 1999, the Company acquired certain assets of Mark One Distributors, Inc. for approximately $115 thousand in an all cash transaction. The purchased assets related to sales and distribution activities by Mark One in the camp sporting goods business. The acquisition was accounted for as a purchase, and accordingly, the net assets and results of operations of Mark One's camping related business have been included in the Company's consolidated financial statements commencing on October 22, 1999.

(4)      EQUITY

         On January 14, 2000, the stockholders of the Company approved a one for five reverse stock split of the Company's $.01 par value common stock (the "Common Stock"). As a result of the reverse stock split additional paid in capital was increased by approximately $139 thousand and Common Stock has been reduced by the same amount. All references in the accompanying financial statements to the number of shares of Common Stock and the per share amounts have been restated to reflect the reverse stock split.

         In February 2000, a former executive of the DSSI Corporation ("DSSI"), which was the predecessor of the Company, exercised common stock warrants for 98,974 shares of Common Stock. The warrants were originally granted to the warrant holder during his tenure as an executive of DSSI. The terms of the warrants were extended at the February 18, 1998 meeting of the Board of Directors of DSSI. The Company received funds for the exercise of the warrants for approximately $500 thousand or $5.05 per share.

                             COLLEGIATE PACIFIC INC.
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


         In February 2000, the Company agreed to exchange the note payable to stockholder for a subordinated convertible note. In addition, the Company solicited and received additional subscriptions from Company directors and officers including the holder of the existing note payable to stockholder, and third party investors for approximately $1.3 million in subordinated convertible notes. The subordinated convertible notes bore interest at the prevailing Prime Rate plus 2.5%, were non-callable by the Company for a period of two years, and were convertible to Common Stock at $3.30 per share. The subordinated convertible notes were subordinate to the Company's Revolving Line of Credit with Chase Bank of Texas, N.A. and were uncollateralized. Interest paid on these notes and the note payable to stockholder during the period was approximately $120 thousand. On April 19, 2000, the holders of the subordinated convertible notes converted the entire outstanding balance of approximately $2.3 million to 677,267 shares of Common Stock.

(5)      PROPERTY AND EQUIPMENT

         Property and equipment consist of the following:



                                            2000             1999
                                          ---------       ---------
Fixtures and equipment                    $ 277,533       $ 230,255
Other                                         7,415          19,115
                                          ---------       ---------

        Total property and equipment        284,948         249,370
Less accumulated depreciation              (135,217)        (98,785)
                                          ---------       ---------

        Property and equipment, net       $ 149,731       $ 150,585
                                          =========       =========

(6)      LICENSES AND DISTRIBUTION AGREEMENTS

         Licenses and distribution agreements consist of the following:


        Agreement                                   Unamortized Cost at June 30, 2000            Current Term
        ---------                                   ---------------------------------            ------------
        Equipment                                               $ 190,000                          Perpetual
        Funnets, Inc.                                              14,814                          Perpetual
        Edwards Sports Products, Ltd.                              45,688                           5 Years
        Online Sports, Inc.                                       217,567                           5 Years

(7)      LINE OF CREDIT

         On September 14, 1999, the Company agreed to terms for a $2 million Revolving Line of Credit with Chase Bank of Texas, N.A. The new Revolving Line of Credit will allow the Company to borrow funds based upon a certain percentage of accounts receivable and inventory. The new Revolving Line of Credit will mature on October 31, 2001 and include a provision for letters of credit. Borrowings under the Revolving Line of Credit will bear interest at the prevailing prime rate plus 1/4% or LIBOR plus 2 1/2%. The Company had no outstanding balances at June 30, 2000 under the terms of this facility and the Chief Executive Officer guaranteed the Revolving Line of Credit up to $1 million.

(8)      FEDERAL INCOME TAXES

         CPI and its subsidiaries file separate income tax returns. Deferred tax assets and liabilities consist of the following:

                             COLLEGIATE PACIFIC INC.
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


                                                JUNE 30,
                                       -------------------------
                                         2000             1999
                                       ---------       ---------
Deferred tax assets
  Net operating loss carryforward      $ 702,048       $ 714,000
  Other                                   16,604           5,018
                                       ---------       ---------
Total deferred tax assets                718,652         719,018
Valuation allowance                     (718,652)       (719,018)
                                       ---------       ---------
Net deferred tax assets                $      --       $      --
                                       =========       =========

         The Company has provided a valuation allowance against deferred tax assets because their recovery is uncertain. Following is a reconciliation of income taxes at the federal statutory rate to income tax expense:


                                                      JUNE 30,
                                           -----------------------------
                                               2000               1999
                                           -----------       -----------
Tax benefit at statutory rate              $   146,425       $     1,114
Loss for which benefits were not used         (146,425)           (1,114)
Taxes attributable to filing on
     a separate return basis                        --            23,896
State income taxes                              51,748             9,994
                                           -----------       -----------
Income tax expense                         $    51,748       $    33,890
                                           ===========       ===========

         At June 30, 2000, the Company had net operating loss carryovers of approximately $2 million, of which approximately $800 thousand were carryforwards of DSSI. Because of the ownership change rules, use of the DSSI carryforwards are limited to approximately $80 thousand per year. The carryovers of CPI and its subsidiaries expire from 2013 through 2020. The DSSI carryovers expire through 2011.

(9)      RELATED PARTY TRANSACTIONS

         During the period the Company purchased certain inventory items from Kesmil Manufacturing, a manufacturing supplier which is also owned by the majority stockholder of the Company. Purchases from the manufacturing supplier were approximately $1.0 million for the period ended on June 30, 2000 and the Company had approximately $10 thousand in outstanding payables to the supplier at the end of the period.

(10)     STOCK OPTIONS AND WARRANTS

         On September 22, 1994, DSSI established a non-qualified stock option plan, which provides for the granting of non-qualifying stock options to purchase up to 100,000 shares of common stock at the fair market value at the date of grant. There were 5,000 and 33,000 options outstanding at June 30, 2000 and 1999, respectively. Approximately 27,000 shares and 37,000 shares were exercised in the year ended June 30, 2000 and 1999, respectively, and no additional shares were granted or canceled under the terms of this plan during the year ended June 30, 2000.

         On December 11, 1998, the Company's stockholders approved a new stock option plan, ("1998 Collegiate Pacific Inc. Stock Option Plan"). The new plan authorizes the Company's Board of Directors to grant employees, directors and consultants of the Company up to an aggregate of 2,000,000 shares of the Company's common stock, $0.01 par value per share. Pursuant to the approval of the stock option plan by the Company's stockholders, the Company's Board of Directors on February 24, 1999 granted 41,500 shares to employees and non-employee directors

                             COLLEGIATE PACIFIC INC.
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


         of the Company at the closing price of the Company's common stock, which was $9.38. These options vested at date of grant. Approximately 1,000 shares were exercised in the year ended June 30, 2000 and no additional shares were granted or canceled under the terms of this plan during the year ended June 30, 2000.

         A summary of employee and director option and warrant activity for the years ended June 30, 2000 and 1999 follows:


                                                                    WEIGHTED
                                                                    AVERAGE
                                                                    EXERCISE
                                    WARRANTS         OPTIONS          PRICE
                                    ---------       ---------       ---------
Outstanding and exercisable at
June 30, 1998                          98,974          69,000       $    3.49

Options and warrants granted               --          41,500            9.38

Options and warrants exercised             --         (37,000)           1.25
                                    ---------       ---------       ---------

Outstanding and exercisable at
June 30, 1999                          98,974          73,500            5.36

Options and warrants exercised        (98,974)        (28,000)           4.28
                                    ---------       ---------       ---------

Outstanding and exercisable at
June 30, 2000                              --          45,500       $    8.48
                                    =========       =========       =========

         The weighted average fair value of options granted in fiscal 1999 was $6.15 per share.

         The Company has adopted the disclosure provisions of Statement No. 123, as discussed in Note 2, and continues to apply Opinion 25 for stock options granted to employees. If the Company had recognized compensation expense based upon the fair market at the date of grant for options granted to employees, the effect on net loss and loss per share for the years ended June 30, 2000 and 1999 would have been as follows:


                              JUNE 30,
                    -----------------------------
                       2000               1999
                    -----------       -----------
Net Loss
As reported         $  (482,438)      $   (30,534)
Pro forma              (482,438)         (285,000)
Loss per share
As reported               (0.13)            (0.01)
Pro forma                 (0.13)            (0.08)

         The fair value of these options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions: expected volatility of 140%; risk free interest rate of 5.50%; no dividend yield; and expected lives of seven years.

                             COLLEGIATE PACIFIC INC.
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


         The following table summarizes additional information about stock options at June 30, 2000:


                                                                        OUTSTANDING AND EXERCISABLE
                                                                        ---------------------------
                                                                                WEIGHTED
                                                                                 AVERAGE
                                                                                REMAINING                 WEIGHTED
                                                                               CONTRACTUAL                AVERAGE
                                                                                  LIFE                    EXERCISE
                  EXERCISE PRICE                         SHARES                (IN YEARS)                  PRICE
                  --------------                      ---------         ---------------------------      -----------
                     $ 1.25                               5,000                    2.0                      $ 1.25
                       9.38                              40,500                    8.7                        9.38
                                                      ---------                                             ------
                                                         45,500                                             $ 8.48
                                                      =========                                             ======

         In January 2000, the Company declared a special warrant dividend to the holders of record on May 26, 2000, of the Company's Common Stock. One warrant was issued for each share of Common Stock held and will entitle the warrant holder to purchase, for cash, one share of Common Stock at $10 per share. The warrant holders may exercise the warrant any time on or before May 26, 2005. The warrants are callable and cancelable at a cancellation price of $.10 per warrant. If the Company calls the warrants for cancellation, holders may exercise the warrants at any time prior to the close of business on the business day preceding the date fixed for cancellation.

         The Company also has outstanding at June 30, 2000, warrants to purchase 40,000 shares of Common Stock at $12.50 per share. These warrants, which were valued at $252 thousand were issued in payment for a license and expire in April 2004.

(11)     LEASES

         The Company leases office and warehouse facilities located in Dallas, Texas and Memphis, Tennessee under the terms of operating leases which expire at various dates through 2005. Rent expense approximated $129 thousand for the year ended June 30, 2000, and $107 thousand for the year ended June 30, 1999.

         Future minimum lease commitments on all operating leases with terms in excess of one year are as follows:

                              2001               $ 145,632
                              2002                 145,632
                              2003                  47,382
                              2004                  16,632
                              2005                  12,474
                                                 ---------
                                                 $ 367,752
                                                 =========

(12)     SUBSEQUENT EVENTS (UNAUDITED)

         On September 7, 2000 the Company acquired all of the common stock of Kesmil Manufacturing, Inc., ("Kesmil") a manufacturing company owned by the majority stockholder and Chief Executive Officer, for the assumption of approximately $581 thousand in notes payable to the stockholder. The Company is the sole customer of Kesmil and the acquisition will be accounted for similarly to a pooling of interest. (See Note 8).

                             COLLEGIATE PACIFIC INC.
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


         Following is an unaudited pro forma balance sheet giving effect to the acquisition of Kesmil as though it had taken place on June 30, 2000:


Current assets             $ 4,706,000          Current liabilities            $        1,600,000
Noncurrent assets            1,445,000          Stockholders' equity                    4,551,000
                           -----------                                         ------------------
                           $ 6,151,000                                         $        6,151,000
                           ===========                                         ==================

         Unaudited pro forma revenue and net loss assuming the acquisition of Kesmil had taken place as of the beginning of fiscal 1999, are as follows:


                                              YEAR ENDED JUNE 30,
                                     ---------------------------------------
                                         2000                        1999
                                     -----------                 -----------
         Revenues                    $10,066,000                 $ 6,813,000
         Net loss                       (833,000)                   (169,000)
         Loss per share                    (0.23)                      (0.05)

                             COLLEGIATE PACIFIC INC.
                      CONDENSED CONSOLIDATED BALANCE SHEETS


                                                                        December 31, 2000   June 30, 2000
                                                                        ------------------   -------------
                                                                           (Unaudited)
                               ASSETS

Current Assets:
Cash and cash equivalents                                                  $   205,909       $   780,546
Accounts receivable, net of the allowance for doubtful
         accounts of $50,236 and $38,806, respectively                         867,042         1,384,185
Inventories                                                                  2,918,134         2,415,328

Prepaid expenses and other assets                                              274,413            39,014
                                                                           -----------       -----------
    Total current assets                                                     4,265,498         4,619,073


PROPERTY AND EQUIPMENT                                                         599,871           510,892
Less accumulated depreciation                                                 (229,478)         (177,790)
                                                                           -----------       -----------
                                                                               370,393           333,102
Other Assets:
License agreements, net of accumulated amortization of $133,546 and
         $142,369, respectively                                                410,206           468,049

Cost in excess of net tangible  assets  acquired,  net of accumulated
         amortization of $99,648 and $78,105, respectively                     566,642           588,185
Other assets, net                                                              112,765            56,204
                                                                           -----------       -----------
                                                                           $ 5,725,504       $ 6,064,613
                                                                           ===========       ===========
LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
Accounts payable                                                           $   212,298       $   555,795
Accrued expenses                                                                99,295           415,002
Current portion, note payable to stockholders                                   36,312                --
Current portion, notes payable                                                 870,000                --
Other current liabilities                                                        9,986            34,048
                                                                           -----------       -----------
   Total current liabilities                                                 1,227,891         1,004,845

Note Payable to stockholders                                                   544,688           581,000

Stockholders' Equity:
Common Stock, $.01 par value; authorized, 50,000,000 shares;
         issued, 4,244,607 shares                                               42,446            42,446
Additional paid-in capital                                                   6,461,453         6,461,453
Accumulated deficit                                                         (2,179,097)       (1,754,688)
Treasury shares, at cost; 36,226 and 20,860 shares, respectively              (366,470)         (255,443)
                                                                           -----------       -----------
                                                                             3,958,332         4,493,768
Less: Notes receivable from stockholders                                        (5,407)          (15,000)
                                                                           -----------       -----------
    Total stockholders' equity                                               3,952,925         4,478,768
                                                                           -----------       -----------
                                                                           $ 5,725,504       $ 6,064,613
                                                                           ===========       ===========


     See accompanying notes to condensed consolidated financial statements.

                             COLLEGIATE PACIFIC INC.
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (UNAUDITED)



                                                        Three Months Ended                 Six Months Ended
                                                           December 31,                       December 31,
                                                  -----------------------------       -----------------------------
                                                     2000              1999              2000              1999
                                                  -----------       -----------       -----------       -----------

Revenues                                          $ 2,195,303       $ 1,566,042       $ 4,858,193       $ 3,464,746
Cost of sales                                       1,546,446         1,132,157         3,289,799         2,554,445
                                                  -----------       -----------       -----------       -----------
     Gross margin                                     648,857           433,885         1,568,394           910,301

Selling, general and administrative
   expenses                                           965,917           748,573         1,936,918         1,490,207
                                                  -----------       -----------       -----------       -----------
     Operating loss                                  (317,060)         (314,688)         (368,524)         (579,906)

Other income (expense)

     Interest expense                                 (36,600)          (53,168)          (57,641)          (95,005)
     Other income (expense)                              (175)              470             1,756             1,935
                                                  -----------       -----------       -----------       -----------

Net loss                                          $  (353,835)      $  (367,386)      $  (424,409)      $  (672,976)
                                                  ===========       ===========       ===========       ===========

Net loss per share-basic and diluted
                                                  $     (0.08)      $     (0.11)      $     (0.10)      $     (0.19)
                                                  ===========       ===========       ===========       ===========


Shares used in computing net loss per share:
Basic and diluted                                   4,244,607         3,467,007         4,244,607         3,460,659


      See accompanying notes to condensed consolidated financial statements

                    COLLEGIATE PACIFIC INC. AND SUBSIDIARIES
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (UNAUDITED)


                                                                   Six months ended
                                                                      December 31,
                                                                      ------------
                                                                 2000              1999
                                                              -----------       -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
     Net loss                                                 $  (424,409)      $  (672,976)
     Adjustments to reconcile net loss to net cash
     used in operating activities:
     Depreciation and amortization                                128,491            81,993
     Changes in operating assets and liabilities                 (963,315)         (651,816)
                                                              -----------       -----------
Net cash used in operating activities                          (1,259,233)       (1,242,799)

CASH FLOWS FROM INVESTING ACTIVITIES:
     Purchases of property and equipment                          (88,979)          (19,935)
     Cash paid for treasury shares                               (111,027)           (6,950)
     Cash received (paid) for licenses                              5,009           (11,637)
     Cash used in business acquisition, net of cash
         acquired                                                      --          (114,543)
     Cash received on notes receivable from stockholders            9,593            17,280
                                                              -----------       -----------

Net cash used in investing activities                            (185,404)         (135,245)

CASH FLOWS FROM FINANCING ACTIVITIES:
     Proceeds from borrowings                                     870,000           994,307
     Cash paid on notes receivable from stockholders                   --          (102,675)
     Proceeds from issuance of common stock                            --            43,125
                                                              -----------       -----------

Net cash provided by financing activities                         870,000           934,757
                                                              -----------       -----------

Net decrease in cash and cash equivalents                        (574,637)         (443,287)

Cash and cash equivalents at beginning of period                  780,546           543,382
                                                              -----------       -----------

Cash and cash equivalents at end of period                    $   205,909       $   100,095
                                                              ===========       ===========

Supplemental disclosure of cash flow information
Cash paid during the period for interest                      $    51,831       $    59,182
                                                              ===========       ===========
Cash paid during the period for income taxes                  $    29,168       $        --
                                                              ===========       ===========

     See accompanying notes to condensed consolidated financial statements.

                             COLLEGIATE PACIFIC INC.
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)

1.       BASIS OF PRESENTATION.

         These unaudited condensed consolidated financial statements of Collegiate Pacific Inc. and its subsidiaries (collectively the "Company") have been prepared in accordance with accounting principles generally accepted in the United States for interim financial reporting. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements and should be read in conjunction with the Company's Form 10-KSB for the fiscal year ended June 30, 2000. All significant intercompany transactions and balances have been eliminated in consolidation. In the opinion of management, all adjustments (consisting only of normal recurring adjustments) considered necessary for a fair presentation of the interim financial information have been included.

         Operating results for the interim period are not necessarily indicative of results that may be expected for the fiscal year ending June 30, 2001. Certain fiscal year 2000 items have been reclassified to conform with the fiscal year 2001 presentation.

2.       USE OF ESTIMATES.

         The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.       BUSINESS COMBINATION.

         On September 7, 2000, the Company purchased all the outstanding stock of Kesmil Manufacturing, Inc., a manufacturer of sports related metal products, which was 100% owned by the Company's Chairman and Chief Executive Officer. The Company was, prior to the acquisition, the only customer for Kesmil's products. The Company assumed notes payable to the Chairman and a relative of the Chairman, for $581 and other liabilities of approximately $400. The notes payable to stockholders are subordinate to the Company's revolving line of credit, are not secured by any of the Company's assets and mature on August 31, 2004. The notes payable to stockholders bear interest at the rate of 12% per annum and are payable in quarterly installments of approximately $36.

         Because the former sole stockholder of Kesmil also owns a majority of the Company's outstanding common stock, the acquisition was accounted for in a manner similar to a pooling of interests and, accordingly, financial information for the periods prior to the acquisition reflect the retroactive restatement of the Company's and Kesmil's combined financial position and operating results.

                             COLLEGIATE PACIFIC INC.
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)


         Selected financial information for the combined entities included in the consolidated statements of operation for the six and three month periods ended December 31, 2000 and 1999 are as follows:


                                                         FOR THE THREE MONTHS          FOR THE SIX MONTHS
                                                                ENDED                         ENDED
                                                             DECEMBER 31                   DECEMBER 31
                                                     -------------------------       -------------------------
                                                       2000            1999            2000            1999
                                                     ---------       ---------       ---------       ---------
Net sales:
  CPI                                                $   2,195       $   1,566       $   4,858       $   3,465
  Kesmil                                                    --             230             136             556
Elimination of intercompany sales                           --            (230)           (136)           (556)
                                                     ---------       ---------       ---------       ---------
Combined                                             $   2,195       $   1,566       $   4,858       $   3,465
                                                     =========       =========       =========       =========

Net income (loss):
  CPI                                                $    (354)      $    (261)      $    (324)      $    (423)
  Kesmil                                                    --            (119)            (94)           (195)
Elimination of intercompany profit in inventory             --              13              (6)            (55)

                                                     ---------       ---------       ---------       ---------
Combined                                             $    (354)      $    (367)      $    (424)      $    (673)
                                                     =========       =========       =========       =========


4.       CONTINGENCIES.


         The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's consolidated financial position and results of operations, taken as a whole.

5.       CHANGE IN ACCOUNTING POLICY.


         During the three-month period ended December 31, 2000, the Company, pursuant to Emerging Issues Task Force Issue 2000-10, began classifying freight charges billed to customers as revenues and the related costs as part of the Company's cost of sales. The net amount of these revenues and associated costs were previously included as part of the Company's selling, general and administrative expenses. All prior periods have been restated to reflect this change.

                                     PART II


ITEM 27. EXHIBITS.

         The Exhibits to this Registration Statement are listed in the Index to Exhibits of this Registration Statement, which Index is incorporated herein by reference.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on April 30, 2001.

                               COLLEGIATE PACIFIC INC.


                               By:  /s/ Michael J. Blumenfeld
                                    -------------------------------------------
                                    Michael J. Blumenfeld,
                                    Chairman, Chief Executive Officer
                                    and Director (Principal Executive Officer)


         Pursuant to the requirements of the Securities Act, this Registration Statement or amendment thereto has been signed by the following persons in the capacities and on the dates indicated.


SIGNATURE                                            TITLE                                       DATE
---------                                            -----                                       ----
By:/s/  Michael J. Blumenfeld             Chairman, Chief Executive Officer and Director    April 30, 2001
   --------------------------             (Principal Executive Officer)
      Michael J. Blumenfeld


         *                                President and Director                            April 30, 2001
--------------------------------------
Adam Blumenfeld


         *                                Chief Financial Officer, Secretary and            April 30, 2001
--------------------------------------    Treasurer (Principal Accounting and
William R. Estill                         Financial Officer)



         *                                Chief Operating Officer and Director              April 30, 2001
--------------------------------------
Arthur J. Coerver


         *                                Vice President Marketing and Director             April 30, 2001
--------------------------------------
Harvey Rothenberg


         *                                Director                                          April 30, 2001
--------------------------------------
Jeff Davidowitz


         *                                Director                                          April 30, 2001
--------------------------------------
William A. Watkins, Jr.

*By Power of Attorney

                                INDEX TO EXHIBITS


               EXHIBIT
               NUMBER                       DESCRIPTION
               ------                       -----------
                2.1         Purchase and Sale Agreement dated March 14, 1997 for
                            the sale of the majority of the Company's assets and
                            business to Casco Standards, Inc.(1)


                2.2         Stock Purchase Agreement dated August 18, 1997 with
                            Michael J. Blumenfeld.(2)

                2.3 Agreement and Plan of Merger dated July 20, 1999 for the reincorporation of the Company in Delaware.(3)

                3.1 Articles of Incorporation of the Company filed on December 15, 1998.(4)

                3.2         Certificate of Merger of the Company filed on July
                            20, 1999.(4)

                3.3         By-Laws of the Company.(4)

                3.4         Certificate of Amendment to Certificate of
                            Incorporation of the Company filed on January 18, 2000.(5)

                4.1 Specimen Certificate of Common Stock, $0.01, par value, of the Company.(4)

                4.2         Specimen Common Stock Purchase Warrant.(5)

                5.1         Opinion of Sayles, Lidji & Werbner, A Professional
                            Corporation.*

                10.1 Warrant Agency Agreement dated as of June 4, 1993, between the Company and Continental Stock Transfer &
                            Trust Company, as Warrant Agent.(6)


                10.2        Form of Underwriter's Unit Purchase Warrant of the
                            Company.(7)

                10.3        Form of Underwriter's Warrant of the Company.(7)

                10.4        1988 Stock Option Plan of the Company.(8)

                10.5        1994 Stock Option Plan of the Company.(9)

                10.6        Employee Restricted Stock Plan of the Company.(10)

                10.7 Lease dated July 1, 1997 between the Company, as tenant, and Post-Valwood, Inc., as landlord.(11)

                10.8        Exclusive Distribution Agreement dated February 24,
                            1998, between the Company and Equipmart, Inc.(11)

                10.9        Exclusive Distribution Agreement dated March 7,
                            1998, between the Company and FunNets, Inc.(11)

                10.10       Exclusive Distribution Agreement dated March 21,
                            1998, between the Company and Pro Gym Equipment,
                            Inc.(11)


                10.11 Stock Acquisition Agreement dated April 14, 1998, between the Company and Product Merchandising, Inc.(11)


               EXHIBIT
               NUMBER                       DESCRIPTION
               ------                       -----------
                10.12       Agreement and Plan of Merger dated May 31, 1998,
                            between the Company and Vantage Products
                            International, Inc.(11)

                10.13       1998 Collegiate Pacific Inc. Stock Option Plan.(3)

                10.14       Credit Agreement, dated as at June 30, 1999, between
                            Chase Bank of Texas, National Association, and the
                            Company for a $2,000,000 line of credit, and related documents.(12)

                10.15       Promissory Note dated March 31, 1999 from the
                            Company to Michael J. Blumenfeld in the principal amount of $1,082,648.75.(12)

                10.16 Warrant Agreement dated as of May 26, 2000, between the Company and Continental Stock Transfer & Trust
                            Company, as Warrant Agent, with the form of Common
                            Stock purchase warrant attached.(5)

                10.17 Stock Purchase Agreement dated September 7, 2000, by and between the Company and Michael J.
                            Blumenfeld.(13)

                10.18 Waiver and Second Amendment to Credit Agreement dated as of September 7, 2000, by and between Chase
                            Bank Of Texas, National Association and the
                            Company(14)

                10.19 Assumed Notes Payable dated September 6, 2000, executed by the Company payable to Michael
                            Blumenfeld and Abe Blumenfeld in the stated aggregate principal amount of $581,000.(14)

                10.20       Fourth Amendment to Credit Agreement dated as of
                            January 16, 2001, by and between The Chase Manhattan
                            Bank and the Company. (15)

                10.21       First Amendment to Stock Option Plan*

                23.1        Consent of Sayles, Lidji & Werbner, A Professional
                            Corporation (included in Exhibit 5.1)*

                23.2        Consent of Grant Thornton LLP*

                24.1        Power of Attorney (included in Part II of this
                            Registration Statement) (13)

----------

(1) Previously filed as an exhibit to the Company's Definitive Proxy Statement for its Annual Meeting held on June 16, 1997.

(2) Previously filed as an exhibit to the Company's Form 8-K/A filed on September 11, 1997.

(3) Previously filed as an exhibit to the Company's Definitive Proxy Statement for its Annual Meeting held on December 11, 1998.

(4) Previously filed as an exhibit to the Company's Form 8-A dated September 9, 1999.

(5) Previously filed as an exhibit to the Company's Registration Statement on Form SB-2 (No. 333-34294) dated April 7, 2000, as amended.

(6) Previously filed as an exhibit to the Company's Form 8-A dated June 28, 1993.

(7) Previously filed as an exhibit to the Company's Current Report on Form 8-K filed on July 12, 1993.

(8) Previously filed as an exhibit to the Company's Registration Statement on Form S-18, File No. 33-19770-NY.

(9) Previously filed as an exhibit to the Company's Annual Report on Form 10-KSB for the year ended June 30, 1994.

(10) Previously filed as an exhibit to a Post-Effective Amendment to the Company's Registration Statement on Form S-18, File No. 33-19770-NY.

(11) Previously filed as an exhibit to the Company's Annual Report on Form 10-KSB for the year ended June 30, 1998.

(12) Previously filed as an exhibit to the Company's Annual Report on Form 10-KSB for the year ended June 30, 1999.

(13) Previously filed as an exhibit to the Company's Report on Form 8-K filed on September 21, 2000.

(14) Previously filed as an exhibit to the Company's Quarterly Report on Form 10-QSB for the three months ended September 30, 2000.

(15) Previously filed as an exhibit to the Company's Quarterly Report on Form 10-QSB for the three months ended December 31, 2000.


*Filed herewith.